International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2017

(Unaudited)

Management’s Discussion and Analysis

International Bank For Reconstruction and Development (IBRD)

Contents

September 30, 2017

Management’s Discussion and Analysis

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 1

Management’s Discussion and Analysis

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal years ended June 30,
	2017	2016	2017	2016	2015	2014
Lending Highlights (Section III)

Commitments [a]	$1,542	$2,361	$22,611	$29,729	$23,528	$18,604
Gross disbursements [b]	3,991	3,333	17,861	22,532	19,012	18,761
Net disbursements [b]	(162)	1,147	8,731	13,197	9,999	8,948

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(55)	$—	$(497)	$(705)	$(715)	$(676)
Net income (loss)	24	(799)	(237)	495	(786)	(978)

Balance Sheet

Total assets	$413,324	$394,801	$405,898	$371,260	$343,225	$358,883
Net investment portfolio	75,186	59,812	71,667	51,760	45,105	42,708
Net loans outstanding	178,412	168,913	177,422	167,643	155,040	151,978
Borrowing portfolio	211,660	188,276	207,144	178,231	158,853	152,643

Key Management Indicators (Section III)

Allocable Income	$205	$140	$795	$593	$686	$769

Usable Equity [c]	$42,061	$39,536	$41,720	$39,424	$40,195	$40,467

Equity-to-loans Ratio [d]	22.8%	22.6%	22.8%	22.7%	25.1%	25.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION I: EXECUTIVE SUMMARY

Section I:	Executive Summary

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2017 (FY17). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of, and for the three months ended, September 30, 2017 and 2016, as well as for the fiscal years ended June 30, 2017-2014.

Financial Highlights:

Net Income/(Loss): On a reported basis, IBRD had net income of $24 million for the first three months of the fiscal year ending June 30, 2018 (FY18), compared to a net loss of $799 million during the same period in FY17. The change from net loss to net income primarily reflects lower unrealized mark-to-market losses experienced on the non-trading portfolios, as compared to the same period in FY17.

Allocable Income: IBRD’s allocable income during the first three months of FY18 was $205 million, an increase of $65 million from the same period in FY17. The higher allocable income in the first three months of FY18 was primarily due to increases in IBRD’s Business Revenue (loan interest margin, net investment revenue, commitment and guarantee fees, and fee based reimbursable revenue).

Portfolio Performance:

Loans Outstanding: As of September 30, 2017, net loans outstanding were $178 billion, an increase of $1 billion or approximately 0.6% from June 30, 2017. The marginal increase was mainly attributable to currency translation gains.

Investments: As of September 30, 2017, the investment portfolio stood at $75 billion, an increase of $3 billion compared to June 30, 2017, as result of pre-funding activities and anticipation of loan disbursements in the coming months. The investments remain concentrated in the upper end of the credit spectrum, with 58% rated AA or above, reflecting IBRD’s objective of principal protection and resulting preference for high quality investments.

Borrowings: IBRD raised medium and long term debt of $11 billion during the first three months of FY18, to finance its lending activities, as well as to conduct pre-funding activities. These debt issuances resulted in a net increase of $5 billion in the portfolio during the period, from $207 billion as of June 30, 2017 to $212 billion as of September 30, 2017.

Equity: IBRD remains financially strong. Usable equity continues to be adequate to support current lending operations; however, the 20% minimum threshold level for the Equity-to-Loans ratio limits IBRD’s lending capacity.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 3

Management’s Discussion and Analysis	SECTION I: EXECUTIVE SUMMARY

KEY PERFORMANCE INDICATORS

LENDING – During the first three months of FY18, IBRD committed $1.5 billion to help its borrowing member countries to finance their development needs. Lending commitments (including guarantees) were 35% lower in FY18 relative to a year earlier (Table 3), as a result of lower Investment Project Financing, as well as lower Program-for-Results (PforR) operations. At September 30, 2017, IBRD’s net loans outstanding amounted to $178 billion, a 0.6% increase from June 30, 2017.

In billions of U.S dollars
Commitments	Disbursements	Net Loans outstanding

CAPITAL ADEQUACY AND LIQUIDITY – The Equity-to- Loans ratio was 22.8% as of September 30, 2017, unchanged from June 30 2017. The net investment portfolio reached its highest level at $75 billion as of September 30, 2017. In addition to pre-funding activities during the period, IBRD maintains high levels of liquidity in its investment portfolio to ensure it can meet its liquidity needs, even under potential scenarios of severe market disruptions.

In billions of U.S dollars (except for ratio)
Equity to Loans ratio	Net Investment Portfolio	Borrowing Portfolio

FINANCIAL RESULTS – On a reported basis, IBRD had net income of $24 million for the first three months of FY18 compared with a net loss of $799 million during the same period in FY17. This primarily reflects unrealized mark-to-market losses of $128 million experienced on the non-trading portfolios, which were significantly lower than the $910 million of unrealized mark-to-market losses experienced in the first three months of FY17 (See Table 1). After the standard adjustments to arrive at allocable income, IBRD had allocable income of $205 million for the first three months of FY18, higher by $65 million than the same period of FY17.

In millions of U.S dollars
Allocable Income

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION II: OVERVIEW

Section II:	Overview

IBRD, an international organization owned by its 189 member countries, is one of the largest Multilateral Development Banks (MDB) in the world, and is one of the five institutions of the World Bank Group (WBG)1. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD pursues its development goals primarily by providing loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 5

Management’s Discussion and Analysis	SECTION II: OVERVIEW

In order to be able to meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies, and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms, and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure which reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year.

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD uses derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. However, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the EMF). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB) guidance on derivatives and hedging in FY01, which required that derivatives be carried at fair value with changes going through the income statement.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Section III:	Financial Results

Summary of Financial Results

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars
For the three months ended September 30,	2017	2016	Variance
Interest revenue, net of funding costs
Interest margin	$296	$250	$46
Equity contribution, (including EMF)	172	185	(13)
Investments	51	40	11

Net interest revenue	$519	$475	$44

Provision for losses on loans and other exposures, net	(23)	(26)	3
Net non-interest expenses (Table 6)	(329)	(372)	43
Net other income (Table 5)	40	34	6
Board of Governors-approved and other transfers	(55)	—	(55)
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [a]	(128)	(910)	782

Net Income (loss)	$24	$(799)	$823

Adjustments to reconcile net income/(loss) to allocable income:
Pension and other adjustments	(2)	29	(31)
Board of Governors-approved and other transfers	55	—	55
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [a]	128	910	(782)

Allocable income	$205	$140	$65

a.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 14.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars
As of	September 30, 2017	June 30, 2017	Variance
Investments and due from banks	$76,600	$73,656	$2,944
Net loans outstanding	178,412	177,422	990
Receivable from derivatives	153,033	150,112	2,921
Other assets	5,279	4,708	571

Total Assets	$413,324	$405,898	$7,426

Borrowings	210,358	205,942	4,416
Payable for derivatives	155,761	153,129	2,632
Other liabilities	7,012	7,029	(17)
Equity	40,193	39,798	395

Total Liabilities and Equity	$413,324	$405,898	$7,426

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 7

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Net Income

On a reported basis, IBRD had net income of $24 million for the first three months of FY18, compared with a net loss of $799 million during the same period in FY17. The net income during the first three months of FY18 is primarily due to the lower unrealized mark-to-market losses experienced on the non-trading portfolios (See Table 1).

For the first three months of FY18, IBRD’s allocable income was $205 million, an increase of $65 million from the same period in FY17. The higher allocable income was primarily due to an increase in IBRD’s Business Revenue, and lower net administrative expenses (after standard adjustments to arrive at the amount used to determine allocable income).

Results from Lending activities

Interest Margin

For the first three months of FY18, IBRD’s net interest margin was $296 million, an increase of $46 million compared with same period in FY17. The higher net interest margin was driven by the increase in lending volume, as well as the impact from the pricing measures adopted in FY14.

Figure 2: Net Interest Margin

In millions of U.S. dollars

Loan Portfolio

At September 30, 2017, IBRD’s net loans outstanding amounted to $178.4 billion (Table 2), 0.6% higher compared with June 30, 2017. (Figure 3). The increase was mainly attributable to $1.2 billion of currency translation gains primarily due to the 3.6% appreciation of the euro against the U.S. dollar during the period. This was partially offset by negative net loan disbursements of $0.2 billion in the first three months of FY18, which reflect a $1.3 billion loan prepayment received during the period.

While demand for IBRD’s loans remains high, the 20% minimum threshold level for the Equity-to-Loans ratio limits IBRD’s lending capacity. In the first three months of FY18, IBRD had new loan commitments totaling $1.5 billion, which were 35% lower than the same period in FY17 (Table 3). This decrease was driven by a $0.6 billion decline in Investment Project Financing, and a $0.5 billion decline in PforR operations. New loan commitments in the Sustainable Development (SD) and Equitable Growth, Finance, and Institutions (EFI) global practices accounted for 49% and 35%, respectively of total commitments. New loan commitments supporting operations in SD were largely concentrated in Agriculture and Water; while in EFI these were concentrated in Macro Economic & Fiscal Management operations.

Figure 3: Net Loans Outstanding

In billions of U.S. dollars

As shown in table 3, Europe and Central Asia had the largest share of new commitments for the first three months of FY18, most of which financed a development policy loan supporting a large macro-economic & fiscal management operation. South Asia also saw an increase in the proportion of new commitments, the majority of which supported agriculture operations.

Table 3: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars	September 30, 2017		September 30, 2016
For the three months ended	Commitments	% of total	Commitments	% of total	Variance
Africa	$80	5%	$70	3%	$10
East Asia and Pacific	308	20	366	15	(58)
Europe and Central Asia	531	34	368	16	163
Latin America and the Caribbean	162	11	445	19	(283)
Middle East and North Africa	60	4	722	31	(662)
South Asia	401	26	390	16	11

Total	$1,542	100%	$2,361	100%	$(819)

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Table 4: Gross Disbursements by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars	September 30, 2017		September 30, 2016
For the three months ended	Gross Disbursements	% of total	Gross Disbursements	% of total	Variance
Africa	$9	0%	$26	1%	$(17)
East Asia and Pacific	489	12	856	26	(367)
Europe and Central Asia	1,647	41	539	16	1,108
Latin America and the Caribbean	720	18	507	15	213
Middle East and North Africa	904	23	1,188	36	(284)
South Asia	222	6	217	6	5

Total	$3,991	100%	$3,333	100%	$658

Gross disbursements during the first three months of FY18 were $4.0 billion, 20% higher than the same period in FY17 (Table 4) due to higher Investment Policy Financing operations during the first three months of FY18 compared to the same period in FY17.

As shown in table 4, Europe and Central Asia had the largest share of gross disbursements during the period, which includes $0.9 billion of disbursements supporting Development Policy operations.

Results from Investing activities

Net Investment Revenue

During first three months of FY18, IBRD’s interest revenue from investments, net of funding costs, amounted to $51 million. This compares with $40 million during same period in FY17. The $11 million increase was primarily due to higher unrealized mark-to-market gains on the investment portfolio, compared with FY17, primarily due to an improvement in market conditions in FY18.

Figure 4: Net Investment Revenue

In millions of U.S. dollars

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of September 30, 2017, the net investment portfolio totaled $75.2 billion, with $73.5 billion representing the liquid asset portfolio. This compares with an investment portfolio valued at $71.7 billion as at June 30, 2017, with $70.1 billion representing the liquid asset portfolio (see Note C: Investments to the Condensed Quarterly Financial Statements). The increased level of liquidity reflects pre-funding activities, as well as anticipation of loan disbursements for the coming months.

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

Results from Borrowing activities

Borrowing portfolio

As of September 30, 2017, the borrowing portfolio totaled $211.7 billion, $4.5 billion above June 30, 2017 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was due to net new issuances of $3.2 billion, in anticipation of higher projected debt service and loan disbursements for the coming months, and currency translation losses of $0.9 billion during the period due to the appreciation of the euro against the U.S. dollar. The debt issuances during the period were highly diversified in 19 currencies, with an average maturity of 3.6 years.

Figure 6: Borrowing Portfolio

In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 9

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Equity Contribution

Equity contribution is primarily comprised of interest revenue earned from the EMF, and any gains which have been realized during the period as a result of the termination of certain EMF positions. It also includes equity savings (revenue from the proportion of loans funded by equity), and certain minor adjustments including those relating to discontinued loan products. For the first three months of FY18 and FY17, the equity contribution amounted to $172 million and $185 million, respectively.

Figure 7: Equity Contribution

For the three months ended

In millions of U.S. dollars

Net Other Income

Table 5 below provides details on the composition of net other income. Commitment fees increased during the first three months of FY18 as a result of the higher proportion of undisbursed loan balances which are subject to 25 basis point commitment fee charge as part of the FY14 pricing measures.

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending activity between these two institutions.

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars

The $43 million decrease in net non-interest expenses for the first three months of FY18 compared to the same period in FY17, was mainly due to the decrease in costs allocated to IBRD under the cost-sharing methodology, as well as the $35 million decrease in pension costs. The lower pension costs for the period were primarily due to the lower amortization of unrecognized net actuarial losses and service costs during the period.

Table 5: Net Other Income

In millions of U.S. dollars
For the three months ended September 30,	2017		2016	Variance
Loan commitment fees	$20		$16	$4
Guarantee fees	3		2	1
Net earnings from Post-Employment Benefit Plan (PEBP)	13		15	(2)
Pilot Auction Facility (PAF) and Pandemic Emergency Facility (PEF)	4		3	1
Others		*	(2)	2

Net other income (Table 1)	$40		$34	$6

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars
For the three months ended September 30,	2017	2016	Variance
Administrative expenses
Staff costs	$237	$240	$(3)
Travel	31	29	2
Consultant and contractual services	63	64	(1)
Pension and other post-retirement benefits	71	106	(35)
Communications and technology	12	10	2
Equipment and buildings	31	33	(2)
Other expenses	21	13	8

Total administrative expenses	$466	$495	$(29)

Grant making facilities	16	16	—
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(100)	(93)	(7)
Other revenue	(53)	(46)	(7)

Total revenue from externally funded activities	$(153)	$(139)	$(14)

Net non-interest expenses (Table 1)	$329	$372	$(43)

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally made on the basis of amounts which have been realized. See Section V for details on the unrealized mark-to-market gains/losses on the EMF portfolio.

Loan portfolio

On a reported basis, as of September 30, 2017, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value, all loans are reported at amortized cost. As a result, while from an economic perspective all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section V for more details.

Borrowing portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses on the statement of income, relates to the impact of the change in IBRD’s own credit. See Section V for more details.

Capital Activities

The General Capital Increase (GCI) agreed by shareholders in 2010 is in its last year of subscription. The subscription period to the GCI was extended up to March 16, 2018 for eligible members. The subscription period for the Selective Capital Increase (SCI) ended on March 16, 2017, and 6,949 of unsubscribed shares have been returned to the unallocated pool of shares. Table 7 below shows the status of subscriptions and paid in capital as of September 30, 2017.

Table 7: Capital Subscriptions

In millions of U.S. dollars	Subscribed		Paid in
	Expected	Actual	Expected	Actual
GCI	$58,400	$51,607	$3,504	$3,096
SCI	28,609	27,771	1,585	1,548

Total	$87,009	$79,378	$5,089	$4,644

During the first three months of FY18, a total of $657 million was subscribed under the GCI, resulting in additional paid-in capital of $39 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 11

Management’s Discussion and Analysis	SECTION IV: FINANCIAL RISK MANAGEMENT

Section IV: Financial Risk Management

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD is also exposed to operational risk. Its operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover credit, market and operational risk inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures2 over a medium-term capital-planning horizon.

As shown on (Table 8), IBRD’s equity-to-loans ratio remained unchanged at 22.8% as of September 30, 2017, compared to June 30, 2017, and remained above the 20% minimum ratio under the strategic capital adequacy framework.

Table 8: Equity-to-Loans Ratio

			Variance
In millions of U.S. dollars As of	September 30, 2017	June 30, 2017	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,435	$15,336	$99	$41	$58
Special reserve	293	293	—	—	—
General reserve [a]	27,693	27,693	—	—	—
Cumulative translation adjustment [b]	(325)	(567)	242	—	242
Other adjustments [c]	(1,035)	(1,035)	—	—	—

Equity (usable equity)	$42,061	$41,720	$341	$41	$300

Loans exposure	$180,478	$179,259	$1,219	$35	$1,184
Present value of guarantees	1,840	1,801	39	—	39
Effective but undisbursed DDOs	4,544	4,422	122	122	—
Relevant accumulated provisions	(1,664)	(1,631)	(33)	(24)	(9)
Deferred loan income	(451)	(451)	—	2	(2)
Other exposures	(535)	(516)	(19)	(17)	(2)

Loans (total exposure)	$184,212	$182,884	$1,328	$118	$1,210

Equity-to-Loans Ratio	22.8%	22.8%

a.	June 30, 2017 amount includes proposed transfer of $672 million to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 3, 2017.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

[2]	Other exposures include Deferred Drawdown Options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION IV: FINANCIAL RISK MANAGEMENT

In line with IBRD’s currency management policy, exchange rate movements during the year did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Figure 9: Country Exposures as of September 30, 2017

In billions of U.S. dollars

Management of Credit and Market Risks

Among the various types of market risks, interest rate risk is the most significant risk faced by IBRD. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits, and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of September 30, 2017.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on September 30, 2017 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $29.8 billion at September 30, 2017.

IBRD also entered into Exposure Exchange Agreements (EEA) with MIGA, the African Development Bank (AfDB) and the Inter-American Development Bank (IADB). These EEAs are treated as financial guarantees under U.S. GAAP. As of September 30, 2017, IBRD had received guarantees of $3,678 million, and provided guarantees of $3,679 million under the EEA ($3,683 million of guarantees received and $3,682 million of guarantees provided as of June 30, 2017). See Note D: Loans and Other Exposures to the Condensed Quarterly Financial Statements.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the EEA. As of September 30, 2017, IBRD had an accumulated provision for losses on loans and other exposures of $1,704 million, which was approximately 1% of these exposures, ($1,671 million as of June 30, 2017, less than 1% of total exposures).

As of September 30, 2017, only 0.2% of IBRD’s loans were in nonaccrual status, and were all related to Zimbabwe. (Refer to Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

For the first three months of FY18, IBRD recorded a charge of $23 million for losses on loans and other exposures, reflecting an increase in exposure during the period.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 13

Management’s Discussion and Analysis	SECTION IV: FINANCIAL RISK MANAGEMENT

Counterparty Credit Risk

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. IBRD’s overall commercial counterparty credit exposure increased by $3.0 billion during the first three months of FY18, to $75.0 billion as of September 30, 2017, consistent with the increase in the investment portfolio. As shown on Table 9, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 58% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars
	As of September 30, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$6,779	$12,219	$—		$18,998	25%
AA	4,997	19,307	10		24,314	33
A	18,243	13,330	64		31,637	42
BBB	2	20		*	22		*
BB or lower/unrated	—	4	—		4		*

Total	$30,021	$44,880	$74		$74,975	100%

	As of June 30, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$6,914	$12,671	$—		$19,585	27%
AA	8,202	18,956	—		27,158	38
A	15,514	9,656	22		25,192	35
BBB	1	15	3		19		*
BB or lower/unrated	—	7	1		8		*

Total	$30,631	$41,305	$26		$71,962	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION IV: FINANCIAL RISK MANAGEMENT

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of September 30, 2017, the notional amounts and net fair value exposures under these agreements were $10.5 billion and $1.1 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of September 30, 2017, the notional amount under this agreement was $7.5 billion, and IBRD had no exposure to IDA as of this date. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of September 30, 2017, IDA was not required to post any collateral with IBRD.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of September 30, 2017, the notional amounts and net fair value exposures under this agreement were $3.9 billion and $0.8 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2017, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of September 30, 2017, IBRD’s condensed balance sheet includes a CVA and a DVA of $9 million and $60 million, respectively.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Income from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR). Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.8%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions.

The market value of the EMF position as of September 30, 2017, was $400 million, marginally lower compared with $426 million as of June 30, 2017. The decrease was primarily as a result of the unrealized mark-to-market losses of $36 million due to the increase in U.S. dollar interest rates experienced during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity remained unchanged at approximately 3 years as of September 30, 2017.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 15

Management’s Discussion and Analysis	SECTION IV: FINANCIAL RISK MANAGEMENT

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. IBRD’s approach to managing operational risk includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk response and mitigating actions. The operational risk in IBRD’s lending activities is monitored and supported by the Operations Policy and Country Services. This covers risk of non-compliance with IBRD’s policies, safeguards as well as risk of mis-procurement on behalf of clients, and fraud and corruption in its financed projects.

16 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION V: SUMMARY OF FAIR VALUE RESULTS

Section V: Summary of Fair Value Results

Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

For the first three months of FY18, IBRD experienced net unrealized mark-to-market gains on a fair value basis of $185 million on its non-trading portfolios. See Table 10 for details.

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Table 11).

Borrowing Portfolio

For the first three months of FY18, IBRD experienced $162 million of unrealized mark-to-market losses on the borrowing portfolio, which is mainly comprised of $230 million of unrealized mark-to-market losses due to the tightening of IBRD’s credit spreads relative to LIBOR, partially offset by $38 million of mark-to-market gains due to the increase in interest rates. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $69 million of unrealized mark-to-market gains.

Loan Portfolio

For the first three months of FY18, IBRD experienced $383 million of unrealized mark-to-market gains on the loan portfolio. This was mainly driven by the improvement of borrowers’ credit spreads during the period. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $32 million of unrealized mark-to-market losses. See the June 30, 2017, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first three months of FY18, IBRD experienced $36 million of unrealized mark-to-market losses on the EMF portfolio, which reflected the impact of the increase in U.S. dollar interest rates during the period.

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

For the three months ended September 30,	2017	2016
Borrowing portfolio	$(162)	$(610)
Loan portfolio	383	785
EMF	(36)	(468)

Total	$185	$(293)

a.	See Table 13 for reconciliation to the fair value comprehensive basis net income.

Table 11: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of September 30, 2017	Interest Rate Effect on Fair Value Income	Credit Effect on Fair Value Income
	Sensitivity [a] [c]	Sensitivity [b] [c]
Borrowing portfolio	$6	$69
Loan portfolio	(12)	(32)
EMF	(12)	—
Investment portfolio	(1)	(3)

Total (loss)/gains	$(19)	$34

a.	After the effects of derivatives.
b.	Excludes CVA and DVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 17

SECTION V: SUMMARY OF FAIR VALUE RESULTS

As shown in Table 11, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $19 million as of September 30, 2017.

Figure 10 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $69 million on the bonds. These would be significantly offset by the $63 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $6  million for the portfolio.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Table 12 to 14 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Figure 10: Sensitivity to Interest Rates as of September 30, 2017

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

Table 12: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of September 30, 2017				As of June 30, 2017
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$912	$—		$912	$683	$—		$683
Investments	75,688	—		75,688	72,973	—		72,973
Net loans outstanding	178,412	4,041		182,453	177,422	3,727		181,149
Receivable from derivatives	153,033	—		153,033	150,112	—		150,112
Other assets	5,279	—		5,279	4,708	—		4,708

Total assets	$413,324	$4,041		$417,365	$405,898	$3,727		$409,625

Borrowings	$210,358	$8	[a]	$210,366	$205,942	$13	[a]	$205,955
Payable for derivatives	155,761	—		155,761	153,129	—		153,129
Other liabilities	7,012	—		7,012	7,029	—		7,029

Total liabilities	373,131	8		373,139	366,100	13		366,113
Paid-in capital stock	16,148	—		16,148	16,109	—		16,109
Retained earnings and other equity	24,045	4,033		28,078	23,689	3,714		27,403

Total equity	40,193	4,033		44,226	39,798	3,714		43,512

Total liabilities and equity	$413,324	$4,041		$417,365	$405,898	$3,727		$409,625

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

18 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

Management’s Discussion and Analysis	SECTION V: SUMMARY OF FAIR VALUE RESULTS

Table 13: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the three months ended September 30,	2017	2016	Variance
Net income (loss) from Table 1	$24	$(799)	$823
Fair value adjustment on loans	303	610	(307)
Changes to AOCI:
Currency translation adjustments	243	(3)	246
Others	46	90	(44)

Net Income (loss) on fair value comprehensive basis	$616	$(102)	$718

Table 14: Fair Value Adjustments, net on non-trading portfolios

	For the three months ended September 30, 2017
In millions of U.S. dollars	Unrealized gains (losses)[a]	Realized gains		Fair Value Adjustment from Table 13	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$(168)	$	*	$—	$6	[b]	$(162)
Loan portfolio [c]	80		—	303	—		383
EMF [d]	(36)		—	—	—		(36)
Asset-liability management portfolio [d]	( *)		—	—	*		—
Client operations portfolio	(4)		—	—	4		—

Total	$(128)	$	*	$303	$10		$185

	For the three months ended September 30, 2016
	Unrealized gains (losses) [a]	Realized gains		Fair Value Adjustment from Table 13	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$(610)		$1	$—	$(1)[b]		$(610)
Loan portfolio [c]	175		—	610	—		785
EMF [d]	(468)		—	—	—		(468)
Asset-liability management portfolio [d]	(2)		—	—	2		—
Client operations portfolio	(5)		—	—	5		—

Total	$(910)		$1	$610	$6		$(293)

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 19

SECTION V: SUMMARY OF FAIR VALUE RESULTS

Tables, Figures and Boxes

20 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2017

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 21

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2017 (Unaudited)	June 30, 2017 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$840	$613
Restricted cash	72	70

	912	683

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $85 million—September 30, 2017; $20 million—June 30, 2017)—Notes C and K	75,468	72,752
Securities purchased under resale agreements—Note C	220	221
Derivative assets
Investments—Notes C, F and K	41,283	42,630
Loans—Notes D, F and K	4,834	4,603
Client operations—Notes D, F, I and K	22,358	22,842
Borrowings—Notes E, F and K	83,440	78,824
Others—Notes F and K	1,118	1,213

	153,033	150,112

Loans outstanding—Notes D, I and K
Total loans	243,857	245,043
Less undisbursed balance	63,379	65,588

Loans outstanding	180,478	179,455
Less:
Accumulated provision for loan losses	1,615	1,582
Deferred loan income	451	451

Net loans outstanding	178,412	177,422
Other assets—Notes C, D, E and I	5,279	4,708

Total assets	$413,324	$405,898

22 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

	September 30, 2017 (Unaudited)	June 30, 2017 (Unaudited)
Liabilities
Borrowings—Notes E and K	$210,358	$205,942
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	381	373
Derivative liabilities
Investments—Notes C, F and K	41,969	43,713
Loans—Notes D, F and K	5,899	5,712
Client operations—Notes D, F, I and K	22,404	22,866
Borrowings—Notes E, F and K	84,742	80,026
Others—Notes F and K	747	812

	155,761	153,129

Other liabilities—Notes C, D and I	6,631	6,656

Total liabilities	373,131	366,100

Equity
Capital stock—Note B
Authorized capital (2,307,600 shares—September 30, 2017, and June 30, 2017)
Subscribed capital (2,234,796 shares—September 30, 2017, and 2,229,344 shares—June 30, 2017)	269,594	268,937
Less uncalled portion of subscriptions	253,446	252,828

Paid-in capital	16,148	16,109
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(355)	(305)
Receivable amounts to maintain value of currency holdings	(307)	(369)
Deferred amounts to maintain value of currency holdings	28	(20)
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,783	27,759
Accumulated other comprehensive loss—Note J	(3,104)	(3,376)

Total equity	40,193	39,798

Total liabilities and equity	$413,324	$405,898

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 23

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2017	2016
Net interest revenue
Interest revenue
Loans, net—Note D	$784	$541
Equity management, net	63	129
Investments—Trading, net	196	135
Other, net	10	3
Borrowings, net—Note E	(600)	(349)

Interest revenue, net of borrowing expenses	453	459

Provision for losses on loans and other exposures—Note D	(23)	(26)
Non interest revenue
Revenue from externally funded activities—Note I	153	139
Commitment charges—Note D	20	16
Other	8	6

Total	181	161

Non interest expenses
Administrative—Note I	(395)	(389)
Pension—Note H	(71)	(106)
Contributions to special programs	(16)	(16)
Other	(6)	(6)

Total	(488)	(517)

Board of Governors-approved and other transfers—Note G	(55)	—
Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	84	33
Unrealized mark-to-market losses on non-trading portfolios, net—Notes D, E, F and K	(128)	(909)

Net income (loss)	$24	$(799)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2017	2016
Net income (loss)	$24	$(799)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1
Amortization of unrecognized net actuarial losses	33	86
Amortization of unrecognized prior service costs	6	6
Currency translation adjustment	232	(5)

Total other comprehensive income	272	88

Comprehensive income (loss)	$296	$(711)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2017	2016
Retained earnings at beginning of the fiscal year	$27,759	$27,996
Net income (loss) for the period	24	(799)

Retained earnings at end of the period	$27,783	$27,197

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 25

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2017	2016
Cash flows from investing activities
Loans
Disbursements	$(3,984)	$(3,323)
Principal repayments	2,837	2,186
Principal prepayments	1,316	—
Loan origination fees received	3	3
Net derivatives-loans	3	3
Other investing activities, net	(50)	(29)

Net cash provided by (used in) investing activities	125	(1,160)

Cash flows from financing activities
Medium and long-term borrowings
New issues	11,195	17,323
Retirements	(6,507)	(9,089)
Net short-term borrowings	(1,653)	881
Net derivatives-borrowings	(66)	(276)
Capital subscriptions	39	91
Other capital transactions, net	(1)	(5)

Net cash provided by financing activities	3,007	8,925

Cash flows from operating activities
Net income (loss)	24	(799)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized mark-to-market losses on non-trading portfolios, net	128	909
Depreciation and amortization	193	170
Provision for losses on loans and other exposures	23	26
Changes in:
Investments-Trading, net	(3,263)	(7,946)
Other assets and liabilities	(19)	90

Net cash used in operating activities	(2,914)	(7,550)

Effect of exchange rate changes on unrestricted cash	9	—

Net increase in unrestricted cash	227	215
Unrestricted cash at beginning of the fiscal year	613	1,222

Unrestricted cash at end of the period	$840	$1,437

Supplemental disclosure
Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,184	$154
Investment portfolio	1	8
Borrowing portfolio	940	62
Capitalized loan origination fees included in total loans	7	10
Interest paid on borrowings	538	271

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2017, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2017, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Accounting standards under evaluation:

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent amendments in 2015 and 2016. The ASUs provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in US GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASUs also require additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For IBRD, the ASUs will be effective from the quarter ending September 30, 2018. IBRD has identified the revenue streams that are within the scope of the ASUs and is currently evaluating their impact on its revenue recognition policy.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU will be effective from the quarter ending September 30, 2018. Early adoption is permitted only for certain provisions. IBRD is currently evaluating the impact of this ASU on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU will be effective from the quarter ending September 30, 2019, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit losses (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 27

information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASU will be effective beginning from the quarter ending September 30, 2020, with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current US GAAP does not provide guidance. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230):Restricted Cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the statement of cash flow. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610 20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. The ASU clarifies the guidance on derecognition of nonfinancial assets that was included in ASU 2014-09, Revenue from Contracts with Customers, and includes additional guidance for partial sales of nonfinancial assets. For IBRD, this ASU and ASU 2014-09 will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the three months ended September 30, 2017 and the fiscal year ended June 30, 2017:

	Authorized shares	Subscribed shares
As of June 30, 2016	2,307,600	2,182,854
General and Selective Capital Increase (GCI/SCI)	—	46,490

As of June 30, 2017	2,307,600	2,229,344
GCI	—	5,452

As of September 30, 2017	2,307,600	2,234,796

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the three months ended September 30, 2017 and the fiscal year ended June 30, 2017:

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2016	$263,329	$(247,524)	$15,805
GCI/SCI	5,608	(5,304)	304

As of June 30, 2017	268,937	(252,828)	16,109
GCI	657	(618)	39

As of September 30, 2017	$269,594	$(253,446)	$16,148

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

NOTE C—INVESTMENTS

As of September 30, 2017, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of September 30, 2017 and June 30, 2017 was as follows:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Net investment portfolio
Liquid asset portfolio	$73,501	$70,061
PCRF holdings	217	201
AMC holdings	231	232
PEBP holdings	1,237	1,173

Total	$75,186	$71,667

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of September 30, 2017, the majority of Investments is comprised of government and agency obligations, and time deposits (51% and 42%, respectively), with all instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2017, Japanese Government Instruments represented the largest holding from a single counterparty, and amounted to 23% of Investments–Trading. Over 99% of IBRD’s investments were rated A and above, as of September 30, 2017.

A summary of IBRD’s Investments-Trading at September 30, 2017 and June 30, 2017, was as follows:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Equity securities [a]	$675	$662
Government and agency obligations	38,681	38,820
Time deposits	31,823	28,639
Asset-backed securities (ABS)	4,041	4,398
Alternative investments [b]	248	233

Total	$75,468	$72,752

a.	Includes $238 million of investments in commingled funds at net asset value per share (NAV), related to PEBP holdings ($235 million—June 30, 2017).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at net asset value per share (NAV).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 29

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Investments - Trading	$75,468	$72,752
Securities purchased under resale agreements	220	221
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(381)	(373)
Derivative assets
Currency forward contracts	14,639	18,555
Currency swaps	26,576	24,004
Interest rate swaps	68	69
Swaptions, exchange traded options and futures contracts	*	2
Other [a]	—	—

Total	41,283	42,630

Derivative liabilities
Currency forward contracts	(14,529)	(18,835)
Currency swaps	(27,355)	(24,791)
Interest rate swaps	(84)	(84)
Swaptions, exchange traded options and futures contracts	(1)	(3)
Other [a]	(* )	(* )

Total	(41,969)	(43,713)

Cash held in investment portfolio [b]	633	366
Receivable from investment securities traded	49	45
Payable for investment securities purchased [c]	(117)	(261)

Net investment portfolio	$75,186	$71,667

a.	These relate to To-Be-Announced (TBA) securities.
b.	This amount is included in Unrestricted cash under Due from banks and Other liabilities on the Condensed Balance Sheet.
c.	This amount includes $62 million of liabilities related to PCRF payable which is included in Other liabilities on the Condensed Balance Sheet ($56 million—June 30, 2017).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of September 30, 2017, there were $39 million of short sales included in Other liabilities on the Condensed Balance Sheet ($38 million—June 30, 2017).

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis as of September 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$437	$—	$—	$675	[a]
Government and agency obligations	22,251	16,430	—	38,681
Time deposits	1,400	30,423	—	31,823
ABS	—	4,041	—	4,041
Alternative investments [b]	—	—	—	248

Total Investments – Trading	$24,088	$50,894	$—	$75,468

Securities purchased under resale agreements	38	182	—	220
Derivative assets-Investments
Currency forward contracts	—	14,639	—	14,639
Currency swaps	—	26,576	—	26,576
Interest rate swaps	—	68	—	68
Swaptions, exchange traded options and futures contracts	*	*	—	*
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	41,283	—	41,283

Total	$24,126	$92,359	$—	$116,971

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$87	$—	$87
Derivative liabilities-Investments
Currency forward contracts	—	14,529	—	14,529
Currency swaps	—	27,355	—	27,355
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	*	—	1
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	1	41,968	—	41,969

Payable for investments securities purchased [e]	39	—	—	39

Total	$40	$42,055	$—	$42,095

a.	Includes $238 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $294 million relating to payable for cash collateral received.
e.	This relates to short sales of investment securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 31

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$427	$—	$—	$662	[a]
Government and agency obligations	24,236	14,584	—	38,820
Time deposits	2,290	26,349	—	28,639
ABS	—	4,398	—	4,398
Alternative investments [b]	—	—	—	233

Total Investments – Trading	$26,953	$45,331	$—	$72,752

Securities purchased under resale agreements	21	200	—	221
Derivative assets-Investments
Currency forward contracts	—	18,555	—	18,555
Currency swaps	—	24,004	—	24,004
Interest rate swaps	—	69	—	69
Swaptions, exchange traded options and futures contracts	*	2	—	2
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	42,630	—	42,630

Total	$26,974	$88,161	$—	$115,603

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$21	$—	$21
Derivative liabilities-Investments
Currency forward contracts	—	18,835	—	18,835
Currency swaps	—	24,791	—	24,791
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	2	—	3
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	1	43,712	—	43,713

Payable for investments securities purchased [e]	38	—	—	38

Total	$39	$43,733	$—	$43,772

a.	Includes $235 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $352 million relating to payable for cash collateral received.
e.	This relates to short sales of investment securities.
*	Indicates amount less than $0.5 million.

During the three months ended September 30, 2017, and for the fiscal year ended June 30, 2017 there were no transfers between Level 1 and Level 2 within the fair value hierarchy.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBAs.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of September 30, 2017 and June 30, 2017.

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Collateral received
Cash	$294	$352
Securities	1,284	1,456

Total collateral received	$1,578	$1,808

Collateral permitted to be repledged	$1,578	$1,808
Amount of collateral repledged	—	—

As of September 30, 2017, IBRD had received total cash collateral of $294 million ($352 million—June 30, 2017), of which $75 million was invested in highly liquid instruments ($124 million—June 30, 2017).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2017, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2017).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 33

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$85	$20	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$87	$21	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At September 30, 2017 and June 30, 2017 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	September 30, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$15	$60	$75
Equity securities	12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$27	$60	$87

In millions of U.S. dollars
	June 30, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	7	—	7

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$—	$21

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2017 and June 30, 2017, there were no securities purchased under resale agreements which had not settled. For the resale agreements IBRD received securities with a fair value of $220 million ($220 million—June 30, 2017). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2017).

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of September 30, 2017, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of September 30, 2017, 78% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of September 30, 2017, only 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.9% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 35

The following tables provide an aging analysis of the loans outstanding as of September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	September 30, 2017
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$22,178	$22,178
Medium	—	—	—	—	—	—	75,450	75,450
High	1	—	—	—	—	1	82,414	82,415

Loans in accrual status [a]	1	—	—	—	—	1	180,042	180,043
Loans in nonaccrual status [a]	—	—	—	—	435	435	—	435
Loan at fair value [b]	—	—	—	—	—	—	—	—

Total	$1	$—	$—	$—	$435	$436	$180,042	$180,478

In millions of U.S. dollars
	June 30, 2017
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$22,266	$22,266
Medium	—	—	—	—	—	—	76,008	76,008
High	*	—	—	—	—	*	80,746	80,746

Loans in accrual status [a]	*	—	—	—	—	*	179,020	179,020
Loans in nonaccrual status [a]	—	—	—	—	435	435	—	435
Loan at fair value [b]	—	—	—	—	—	—	—	—

Total	$ *	$—	$—	$—	$435	$435	$179,020	$179,455

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.
*	Indicates amount less than $0.5 million.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures for the three months ended September 30, 2017, and for the fiscal year ended June 30, 2017 are summarized below:

In millions of U.S. dollars
	September 30, 2017			June 30, 2017
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,582	$89	$1,671	$1,571	$79	$1,650
Provision - charge (release)	24	(1)	23	2	9	11
Translation adjustment	9	1	10	9	1	10

Accumulated provision, end of the period/fiscal year	$1,615	$89	$1,704	$1,582	$89	$1,671

Composed of accumulated provision for losses on:
Loans in accrual status	$1,398			$1,365
Loans in nonaccrual status	217			217

Total	$1,615			$1,582

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$180,043			$179,020
Loans at amortized cost in nonaccrual status	435			435
Loan at fair value in accrual status	—			—

Total	$180,478			$179,455

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative Assets – Client operations	Unrealized mark-to-market gains/losses on non-trading portfolios

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 37

Overdue Amounts

At September 30, 2017, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2017 and June 30, 2017, and for the three months ended September 30, 2017, and September 30, 2016:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Recorded investment in nonaccrual loans [a]	$435	$435
Accumulated provision for loan losses on nonaccrual loans	217	217
Average recorded investment in nonaccrual loans for the fiscal year	435	440
Overdue amounts of nonaccrual loans:	931	919

Principal	435	435
Interest and charges	496	484

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended September 30,
	2017	2016
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$9

During the three months ended September 30, 2017 and September 30, 2016, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2017 and September 30, 2016, no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at September 30, 2017, is presented in the following table:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$435	$931	October 2000

Guarantees

Guarantees of $5,715 million were outstanding as of September 30, 2017 ($5,687 million—June 30, 2017). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2030.

As of September 30, 2017, liabilities related to IBRD’s obligations under guarantees of $397 million ($402 million—June 30, 2017), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $81 million ($80 million—June 30, 2017).

During the three months ended September 30, 2017 and September 30, 2016, no guarantees provided by IBRD were called.

IBRD executed several Exposure Exchange Agreements with the Multilateral Investment Guarantee Agency (MIGA) for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Information on the location and amounts associated with the EEA included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the three months ended September 30, 2017 and the fiscal year ended June 30, 2017, is presented in the following table:

In millions of U.S. dollars
	September 30, 2017				June 30, 2017
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Location on Condensed Balance Sheet
Guarantee provided [a,c]	$3,679	$(266)		$(40)	$3,682	$(271)		$(40)	Other liabilities
Guarantee received [b]	(3,678)	266		40	(3,683)	271		40	Other assets

	$1	$—	$	*	$(1)	$—	$	*

a.	For the three months ended September, 2017, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes no provisions relating to Guarantee provided (Nil —three months ended September 30,2016).
b.	For the three months ended September 30, 2017, Other, net, line on the Condensed Statement of Income includes less than $1 million of Recoverable asset relating to Guarantee received (Nil—three months ended September 30, 2016).
c.	Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $5,715 million, obligations under guarantees of $397 million and accumulated provision for guarantee losses of $81 million, respectively ($5,687 million, $402 million and $80 million, respectively—June 30, 2017).
*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three months ended September 30, 2017 and September 30, 2016, resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars
	Three Months Ended September 30,
	2017	2016
Interest waivers	$15	$18
Commitment charge waivers	*	*
Front-end fee waivers	3	3

Total	$18	$21

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2017, one country contributed in excess of 10 percent of total loan revenue; this amounted to $105 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 39

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the three months ended September 30, 2017 and September 30, 2016, is presented in the following table:

In millions of U.S. dollars
	September 30, 2017		September 30, 2016
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$4,069	$63	$3,684	$50
East Asia and Pacific	37,818	218	35,963	162
Europe and Central Asia	46,547	150	44,067	121
Latin America and the Caribbean	56,152	378	56,111	307
Middle East and North Africa	21,557	98	16,878	58
South Asia	14,335	73	14,051	50
Other[a]	—	*	204	*

Total	$180,478	$980	$170,958	$748

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $176 million from loan related derivatives ($191 million—September 30, 2016).
Includes commitment charges of $20 million ($16 million—September 30, 2016).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

During the fiscal year ended June 30, 2016, one loan was carried at fair value and classified as Level 3. This loan was repaid in the fourth quarter of the fiscal year ended June 30, 2017. This loan had an embedded derivative and its fair value was estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which was used as a key input to determining the fair value of this loan was not observable. An increase (decrease) in the yield would have resulted in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
	Three Months Ended September 30,
	2017	2016
Beginning of the fiscal year	$—	$123
Total realized/unrealized gains (losses) in:
Net income	—	2
Other comprehensive income	—	9

End of the period	$—	$134

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, for the three months ended September 30, 2017 and September 30, 2016 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market gains (losses)	2017	2016
Condensed Statement of Income line
Unrealized mark-to-market losses on non-trading portfolios, net	$—	$(	*)
*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	September 30, 2017		June 30, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$178,412	$182,453	$177,422	$181,149

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2017 and June 30, 2017, all loans were carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2017, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Borrowings [a]	$210,358	$205,942
Currency swaps, net	1,775	1,915
Interest rate swaps, net	(473)	(713)

	$211,660	$207,144

a.	Includes $935 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($671 million—June 30, 2017).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $600 million ($349 million—three months ended September 30, 2016) include $488 million of interest revenue, net, related to derivatives associated with the Borrowing portfolio ($638 million—three months ended September 30, 2016).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2017 and June 30, 2017 was as follows:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Level 1	$—	$—
Level 2	207,486	203,664
Level 3	2,872	2,278

	$210,358	$205,942

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 41

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
	Three Months Ended September 30,
	2017	2016
Beginning of the fiscal year	$2,278	$2,791
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(96)	64
Other comprehensive income	(12)	16
Issuances	492	64
Settlements	(112)	(21)
Transfers into (out of), net	322	(415)

End of the period	$2,872	$2,499

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2017 and September 30, 2016, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market gains (losses)	2017	2016
Condensed Statement of Income line Unrealized mark-to-market losses on non-trading portfolios, net	$133	$(28)

The following table provides information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2017 and September 30, 2016, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market gains	2017	2016
Condensed Statement of Income line Unrealized mark-to-market losses on non-trading portfolios, net	$233	$439

During the three months ended September 30, 2017 and September 30, 2016, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of September 30, 2017, were unrealized mark-to-market losses of $230 million ($438 million mark-to-market losses—September 30, 2016).

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2017, and the fiscal year ended June 30, 2017, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2017	Fair Value at June 30, 2017	Valuation technique	Unobservable input	Range (average), September 30, 2017	Range (average), June 30, 2017
Borrowings	$2,872	$2,278	Discounted Cash Flow	Correlations	-52% to 64% (6%)	-43% to 77% (10%)
				Interest rate volatilities	16% to 38% (30%)	15% to 36% (29%)

The table below provides the details of all inter-level transfers for the three months ended September 30, 2017 and September 30, 2016. Transfers between Level 3 and Level 2 are due to changes in price transparency.

In millions of U.S. dollars
	September 30, 2017		September 30, 2016
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$415	$(415)
Transfer (out of) into	(322)	322	—	—

	$(322)	$322	$415	$(415)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2017	$210,358	$216,083	$(5,725)
June 30, 2017	$205,942	$211,364	$(5,422)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 43

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	September 30, 2017		June 30, 2017	September 30, 2017	June 30, 2017
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$	*	$2	$1	$3
Interest rate swaps		5,126	5,216	6,004	5,846
Currency swaps [a]		147,907	144,894	149,756	147,280
Other [b]		—	—	*	*

Total derivatives		$153,033	$150,112	$155,761	$153,129

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	September 30, 2017	June 30, 2017
Investments - Trading
Interest rate swaps
Notional principal	$7,305	$7,395
Credit exposure	68	69
Currency swaps (including currency forward contracts)
Credit exposure	386	203
Swaptions, exchange traded options and futures contracts [a]
Notional long position	1,326	2,728
Notional short position	113	5,276
Credit exposure	*	2
Other derivatives [b]
Notional long position	28	28
Notional short position	—	—
Credit exposure	—	—
Loans
Interest rate swaps
Notional principal	24,911	24,865
Credit exposure	100	95
Currency swaps
Credit exposure	693	687
Client operations
Interest rate swaps
Notional principal	20,427	20,053
Credit exposure	1,144	1,155
Currency swaps (including currency forward contracts)
Credit exposure	1,145	1,186
Borrowings
Interest rate swaps
Notional principal	246,061	240,336
Credit exposure	3,216	3,207
Currency swaps
Credit exposure	5,196	5,199
Other derivatives
Interest rate swaps
Notional principal	154,760	153,870
Credit exposure	598	690
Currency swaps
Credit exposure	7	9

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 45

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2017 is $5,780 million ($6,083 million—June 30, 2017). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2017, the amount of collateral that would need to be posted would be $2,598 million ($2,463 million—June 30, 2017). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $5,780 million ($6,083 million—June 30, 2017). In contrast, IBRD received collateral totaling $1,578 million as of September 30, 2017 ($1,808 million—June 30, 2017), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three months ended September 30, 2017, and September 30, 2016, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement line	Unrealized mark-to-market (losses) gains
		Three Months Ended September 30,
		2017	2016
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Unrealized mark-to-market losses on non-trading portfolios, net	$(210)	$(1,259)
Currency swaps (including currency forward contracts and structured swaps)		(151)	(89)

Total		$(361)	$(1,348)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investments – trading portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
Condensed Statement of Income line	Unrealized mark-to-market gains [a]
	Three Months Ended September 30,
	2017	2016
Type of instrument
Fixed income (including associated derivatives)	$72	$18
Equity	12	15

	$84	$33

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of September 30, 2017 and June 30, 2017. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	September 30, 2017
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,458	$(17,332)	$5,126	$29,065	$(23,061)	$6,004
Currency swaps [a]	147,907	—	147,907	149,756	—	149,756
Other [b]	*	—	*	2	(1)	1

Total	$170,365	$(17,332)	$153,033	$178,823	$(23,062)	$155,761

Amounts subject to legally enforceable master netting agreements [c]			(149,731)			(149,731)

Net derivative positions at counterparty level before collateral			3,302			6,030

Less:
Cash collateral received [d]			294
Securities collateral received [d]			1,048

Net derivative exposure after collateral			$1,960

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	June 30, 2017
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$21,061	$(15,845)	$5,216	$29,511	$(23,665)	$5,846
Currency swaps [a]	144,894	—	144,894	147,280	—	147,280
Other [b]	2	—	2	5	(2)	3

Total	$165,957	$(15,845)	$150,112	$176,796	$(23,667)	$153,129

Amounts subject to legally enforceable master netting agreements [c]			(146,946)			(146,946)

Net derivative positions at counterparty level before collateral			3,166			6,183

Less:
Cash collateral received [d]			304
Securities collateral received [d]			1,015

Net derivative exposure after collateral			$1,847

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 47

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2017 and June 30, 2017 was as follows:

In millions of U.S. dollars	Fair Value Measurements on a Recurring Basis September 30, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$14,639	$—	$14,639
Currency swaps		—	26,576	—	26,576
Interest rate swaps		—	68	—	68
Swaptions, exchange traded options and futures contracts		*	*	—	*
Other [a]		—	—	—	—

		*	41,283	—	41,283

Loans
Currency swaps		—	4,496	238	4,734
Interest rate swaps		—	100	—	100

		—	4,596	238	4,834

Client operations
Currency swaps (including currency forward contracts)		—	21,214	—	21,214
Interest rate swaps		—	1,144	—	1,144

		—	22,358	—	22,358

Borrowings
Currency swaps		—	78,925	1,299	80,224
Interest rate swaps		—	3,171	45	3,216

		—	82,096	1,344	83,440

Others
Currency swaps		—	520	—	520
Interest rate swaps		—	598	—	598

		—	1,118	—	1,118

Total derivative assets	$	*	$151,451	$1,582	$153,033

Derivative Liabilities:
Investments
Currency forward contracts		$—	$14,529	$—	$14,529
Currency swaps		—	27,355	—	27,355
Interest rate swaps		—	84	—	84
Swaptions, exchange traded options and futures contracts		1	*	—	1
Other [a]		—	*	—	*

		1	41,968	—	41,969

Loans
Currency swaps		—	3,869	249	4,118
Interest rate swaps		—	1,781	—	1,781

		—	5,650	249	5,899

Client operations
Currency swaps (including currency forward contracts)		—	21,206	—	21,206
Interest rate swaps		—	1,151	47	1,198

		—	22,357	47	22,404

Borrowings
Currency swaps		—	80,734	1,265	81,999
Interest rate swaps		—	2,435	308	2,743

		—	83,169	1,573	84,742

Others
Currency swaps		—	549	—	549
Interest rate swaps		—	198	—	198

		—	747	—	747

Total derivative liabilities		$1	$153,891	$1,869	$155,761

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,555	$—	$18,555
Currency swaps		—	24,004	—	24,004
Interest rate swaps		—	69	—	69
Swaptions, exchange traded options and futures contracts		*	2	—	2
Other [a]		—	—	—	—

		*	42,630	—	42,630

Loans
Currency swaps		—	4,272	236	4,508
Interest rate swaps		—	95	—	95

		—	4,367	236	4,603

Client operations
Currency swaps (including currency forward contracts)		—	21,687	—	21,687
Interest rate swaps		—	1,155	—	1,155

		—	22,842	—	22,842

Borrowings
Currency swaps		—	74,387	1,230	75,617
Interest rate swaps		—	3,169	38	3,207

		—	77,556	1,268	78,824

Others
Currency swaps		—	523	—	523
Interest rate swaps		—	690	—	690

		—	1,213	—	1,213

Total derivative assets	$	*	$148,608	$1,504	$150,112

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,835	$—	$18,835
Currency swaps		—	24,791	—	24,791
Interest rate swaps		—	84	—	84
Swaptions, exchange traded options and futures contracts		1	2	—	3
Other [a]		—	*	—	*

		1	43,712	—	43,713

Loans
Currency swaps		—	3,657	238	3,895
Interest rate swaps		—	1,817	—	1,817

		—	5,474	238	5,712

Client operations
Currency swaps (including currency forward contracts)		—	21,679	—	21,679
Interest rate swaps		—	1,161	26	1,187

		—	22,840	26	22,866

Borrowings
Currency swaps		—	76,337	1,195	77,532
Interest rate swaps		—	2,374	120	2,494

		—	78,711	1,315	80,026

Others
Currency swaps		—	548	—	548
Interest rate swaps		—	264	—	264

		—	812	—	812

Total derivative liabilities		$1	$151,549	$1,579	$153,129

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 49

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
	Three Months Ended September 30, 2017			Three Months Ended September 30, 2016
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$33	$(108)	$(75)	$165	$(97)	$68
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(14)	(118)	(132)	(7)	28	21
Other comprehensive income	3	1	4	4	—	4
Issuances	(1)	(73)	(74)	—	—	—
Settlements	2	(11)	(9)	(5)	(1)	(6)
Transfers, net	—	(1)	(1)	(9)	(37)	(46)

End of the period	$23	$(310)	$(287)	$148	$(107)	$41

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2017 and September 30, 2016, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market (losses) gains	2017	2016
Statement of Income Location Unrealized mark-to-market losses on non-trading portfolios, net	$(133)	$2

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following table provides details of all inter-level transfers during the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$84	$(84)
Transfer (out of) into	(1)	1	—	—

	(1)	1	84	(84)

Derivative liabilities, net
Transfer (into) out of	$—	$—	$(38)	$38
Transfer out of (into)	2	(2)	—	—

	2	(2)	(38)	38

Transfers, net	$1	$(1)	$46	$(46)

Transfers between Level 3 and Level 2 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2017	Fair Value at June 30, 2017	Valuation Technique	Unobservable input	Range (average), September 30, 2017	Range (average), June 30, 2017
Currency swaps, interest rate swaps	(287)	(75)	Discounted Cash Flow	Correlations	-52% to 64% (6%)	-43% to 77% (10%)
				Interest rate volatilities	16% to 38% (30%)	15% to 36% (29%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 3, 2017, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2017, an increase in General Reserve by $672 million and a decrease in the Pension Reserve by $128 million.

On September 8, 2017, IBRD’s Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 9, 2017.

Subsequent event: On October 13, 2017, IBRD’s Board of Governors approved a transfer to International Development Association (IDA) of $123 million out of the net income earned in the fiscal year ended June 30, 2017. The transfer to IDA was made on October 24, 2017.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 51

Retained earnings comprise the following components at September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	September 30, 2017	June 30, 2017
Special reserve	$293	$293
General reserve	27,693	27,021
Pension reserve	810	938
Surplus	216	271
Cumulative fair value adjustments [a]	(1,467)	(1,048)
Unallocated net income	201	260
Restricted retained earnings	37	24

Total	$27,783	$27,759

a. Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$114	$31	$20	$165	$118	$33	$18	$169
Interest cost	162	28	15	205	151	27	13	191
Expected return on plan assets	(225)	(36)	—	(261)	(214)	(33)	—	(247)
Amortization of unrecognized prior service costs [a]	1	4	1	6	1	4	1	6
Amortization of unrecognized net actuarial losses [a]	19	—	14	33	65	6	15	86

Net periodic pension cost [b]	$71	$27	$50	$148	$121	$37	$47	$205

of which:
IBRD’s share [b]	$34	$13	$24	$71	$63	$19	$24	$106
IDA’s share	$37	$14	$26	$77	$58	$18	$23	$99

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

At September 30, 2017 and June 30, 2017, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	September 30, 2017				June 30, 2017
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Loans	$—	$—	$—	$—	$—	$196	$—	$196
Administrative Services	305	50	5	360	368	53	12	433
Derivative Transactions [a]
Receivable	6,299	—	—	6,299	6,559	—	—	6,559
Payable	(6,441)	—	—	(6,441)	(6,717)	—	—	(6,717)
Pension and Other Postretirement Benefits	(693)	(299)	(11)	(1,003)	(695)	(289)	(11)	(995)
Investments	—	(62)	—	(62)	—	(56)	—	(56)

	$(530)	$(311)	$(6)	$(847)	$(485)	$(96)	$1	$(580)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other liabilities on the Condensed Balance Sheet.

Loans and other exposures

On July 5, 2012, the Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan was repaid during the three months ended September 30, 2017.

In addition, IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. As of September 30, 2017 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2017, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2017), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2017). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2017).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2017, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $413 million ($390 million—three months ended September 30, 2016). Beginning July 1, 2016, the allocation of expenses jointly incurred by IBRD and IDA also includes Contributions to Special Programs.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 53

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing methodology. Amounts are settled quarterly. For the three months ended September 30, 2017, IBRD’s other revenue is net of revenue allocated to IDA of $47 million ($37 million—three months ended September 30, 2016).

For the three months ended September 30, 2017 and September 30, 2016, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended September 30,
	2017	2016
Fees charged to IFC	$16	$16
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

54 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
	Three Months Ended September 30, 2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$232	$—		$232	$278
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification[a]	(505)	—	1	[b]	1	(504)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	—	33	[c]	33	(3,224)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	—	6	[c]	6	(154)

Total Accumulated Other Comprehensive Loss	$(3,376)	$232	$40		$272	$(3,104)

In millions of U.S. dollars
	Three Months Ended September 30, 2016
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$(5)	$—		$(5)	$(140)
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(507)	—	1	[b]	1	(506)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	—	86	[c]	86	(5,714)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	6	[c]	6	(178)

Total Accumulated Other Comprehensive Loss	$(6,126)	$(5)	$93		$88	$(6,038)

a.	The Cumulative effect of change in accounting principle and the subsequent reclassification of this amount to net income, relate to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Statement of Income.
c.	See Note H—Pension and Other Post Retirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 55

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2017 and June 30, 2017:

In millions of U.S. dollars
	September 30, 2017			June 30, 2017
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$912	$912		$683	$683
Investments-Trading (including Securities purchased under resale agreements)	75,688	75,688		72,973	72,973
Net loans outstanding	178,412	182,453		177,422	181,149
Derivative assets

Investments	41,283	41,283		42,630	42,630

Loans	4,834	4,834		4,603	4,603

Client operations	22,358	22,358		22,842	22,842

Borrowings	83,440	83,440		78,824	78,824

Others	1,118	1,118		1,213	1,213
Liabilities
Borrowings	210,358	210,366	[a]	205,942	205,955	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	381	381		373	373
Derivative liabilities

Investments	41,969	41,969		43,713	43,713

Loans	5,899	5,899		5,712	5,712

Client operations	22,404	22,404		22,866	22,866

Borrowings	84,742	84,742		80,026	80,026

Others	747	747		812	812

a.	Includes $8 million ($13 million—June 30, 2017) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of September 30, 2017 and June 30, 2017, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

56 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Unrealized Mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading portfolio and non-trading portfolios, net for the three months ended September 30, 2017 and September 30, 2016:

In millions of U.S. dollars
	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	Realized gains (losses)		Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading		$(595)	$679	$84	$13	$20	$33

Non trading portfolios, net

Loans, including derivatives—Notes D and F		—	80	80 [b]	—	175	175 [b]

Equity management, net		—	(36)	(36)	—	(468)	(468)

Borrowings, including derivatives —Notes E and F		*	(168)	(168)[c]	1	(610)	(609)[c]

Other assets/liabilities derivatives		—	(* )	(* )	—	(2)	(2)
Client operations derivatives		—	(4)	(4)	—	(5)	(5)

Total	$	*	$(128)	$(128)	$1	$(910)	$(909)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $80 million of unrealized mark-to-market gains related to derivatives associated with loans (unrealized mark-to-market gains of $175 million—three months ended September 30, 2016).
c.	Includes $401 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market losses of $1,048 million —three months ended September 30, 2016).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three months ended September 30, 2017, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 57

INDEPENDENT AUDITORS’ REVIEW REPORT

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of September 30, 2017, the related condensed statements of income and comprehensive income for the three-month periods ended September 30, 2017 and 2016 and the related condensed statements of changes in retained earnings and cash flows for the three-month periods ended September 30, 2017 and 2016.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Condensed Balance Sheet as of June 30, 2017

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2017, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 3, 2017. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2017, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

November 13, 2017

58

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0220BRL06.48	0000015419	BRL	28,200,000.00	9,034,986.54	7/21/2017	8/23/2017	2/28/2020
BOND/SELL BRL/IBRD/GDIF/0922BRL00.50	0000015431	BRL	13,300,000.00	4,191,880.99	7/26/2017	9/11/2017	9/12/2022
BOND/SELL BRL/IBRD/GDIF/0320BRL06.03	0000015491	BRL	20,500,000.00	6,483,033.43	8/23/2017	9/21/2017	3/30/2020
BOND/SELL BRL/IBRD/GDIF/0920BRL06.01	0000015527	BRL	94,700,000.00	30,669,581.41	9/11/2017	9/25/2017	9/25/2020
BOND/SELL BRL/IBRD/GDIF/0420BRL05.70	0000015554	BRL	14,000,000.00	4,480,000.00	9/25/2017	10/20/2017	4/28/2020
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000015415	BRL	15,000,000.00	4,755,413.25	7/19/2017	7/27/2017	6/30/2025
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000015495	BRL	15,000,000.00	4,776,005.35	8/24/2017	9/1/2017	6/30/2025
BOND/SELL BRL/IBRD/GDIF/1022BRL00.00	0000015506	BRL	12,300,000.00	3,907,863.38	9/1/2017	10/13/2017	10/14/2022

Sub-total New Borrowings			213,000,000.00	68,298,764.35

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0121AUD02.80	0000015428	AUD	200,000,000.00	158,740,000.00	7/25/2017	8/1/2017	1/13/2021
BOND/SELL AUD/IBRD/GDIF/0227AUD03.00	0000015444	AUD	10,000,000.00	7,985,500.00	8/1/2017	8/9/2017	2/6/2027
BOND/SELL AUD/IBRD/GDIF/0922AUD02.60	0000015535	AUD	850,000,000.00	683,740,000.00	9/13/2017	9/20/2017	9/20/2022

Sub-total New Borrowings			1,060,000,000.00	850,465,500.00

Page 1/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0721CNY02.50	0000015388	CNY	10,000,000.00	1,469,939.73	7/6/2017	7/17/2017	7/22/2021
BOND/SELL CNY/IBRD/GDIF/0620CNY03.75	0000015405	CNY	100,000,000.00	14,743,826.02	7/14/2017	7/21/2017	6/12/2020
BOND/SELL CNY/IBRD/GDIF/0721CNY02.50	0000015522	CNY	25,000,000.00	3,869,100.59	9/8/2017	9/18/2017	7/22/2021

Sub-total New Borrowings			135,000,000.00	20,082,866.34

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0727CAD01.50	0000015381	CAD	5,000,000.00	3,950,851.41	7/17/2017	7/24/2017	7/24/2027

Sub-total New Borrowings			5,000,000.00	3,950,851.41

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0619COP04.25	0000015437	COP	50,000,000,000.00	16,598,336.85	7/28/2017	8/4/2017	6/20/2019

Sub-total New Borrowings			50,000,000,000.00	16,598,336.85

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0820CLP02.50	0000015486	CLP	10,000,000,000.00	15,462,642.26	8/18/2017	8/25/2017	8/14/2020

Sub-total New Borrowings			10,000,000,000.00	15,462,642.26

Page 2/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0747EURSTR	0000015387	EUR	10,000,000.00	11,321,500.00	7/5/2017	7/19/2017	7/19/2047
BOND/SELL EUR/IBRD/GDIF/0947EURSTR	0000015553	EUR	60,000,000.00	71,793,000.00	9/22/2017	9/29/2017	9/29/2047
BOND/SELL EUR/IBRD/NSV/1147EURSTR	0000015552	EUR	15,000,000.00	17,948,250.00	9/22/2017	10/6/2017	11/5/2047
BOND/SELL EUR/IBRD/NSV/0757EUR00.00	0000015391	EUR	90,000,000.00	102,285,000.00	7/6/2017	7/20/2017	7/20/2057
BOND/SELL EUR/IBRD/NSV/0757EUR00.00A	0000015393	EUR	91,000,000.00	103,844,650.00	7/7/2017	7/24/2017	7/24/2057
BOND/SELL EUR/IBRD/GDIF/0744EURSTR	0000015414	EUR	33,000,000.00	38,139,750.00	7/18/2017	7/25/2017	7/25/2044
BOND/SELL EUR/IBRD/GDIF/1057EURSTR	0000015562	EUR	22,837,443.90	26,826,003.48	9/27/2017	10/4/2017	10/4/2057
BOND/SELL EUR/IBRD/GDIF/1052EURSTR	0000015572	EUR	20,397,286.58	24,094,294.77	9/29/2017	10/10/2017	10/10/2052

Sub-total New Borrowings			342,234,730.48	396,252,448.25

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0920GBP00.30	0000015502	GBP	150,000,000.00	193,200,000.00	8/31/2017	9/7/2017	9/7/2020
BOND/SELL GBP/IBRD/GDIF/1221GBP00.75	0000015524	GBP	100,000,000.00	131,930,000.00	9/8/2017	9/15/2017	12/7/2021

Sub-total New Borrowings			250,000,000.00	325,130,000.00

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0720INR04.45	0000015385	INR	900,000,000.00	13,875,505.88	7/3/2017	7/24/2017	7/24/2020
BOND/SELL INR/IBRD/GDIF/0720INR04.60	0000015384	INR	321,000,000.00	4,948,930.43	7/3/2017	7/27/2017	7/27/2020
BOND/SELL INR/IBRD/GDIF/0421INR05.62	0000015421	INR	2,000,000,000.00	31,089,693.77	7/24/2017	7/31/2017	4/11/2021
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000015422	INR	300,000,000.00	4,663,454.06	7/24/2017	8/2/2017	7/22/2021
BOND/SELL INR/IBRD/GDIF/0821INR05.05	0000015427	INR	279,000,000.00	4,333,307.45	7/25/2017	8/3/2017	8/4/2021

Page 3/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015460	INR	1,000,000,000.00	15,610,365.28	8/10/2017	8/18/2017	10/28/2019
BOND/SELL INR/IBRD/GDIF/0820INR04.45	0000015450	INR	260,000,000.00	4,086,122.90	8/4/2017	8/30/2017	8/28/2020
BOND/SELL INR/IBRD/GDIF/0820INR04.43	0000015458	INR	900,000,000.00	14,099,953.00	8/9/2017	8/30/2017	8/28/2020
BOND/SELL INR/IBRD/GDIF/0920INR04.33	0000015528	INR	1,669,000,000.00	26,064,888.92	9/12/2017	9/25/2017	9/25/2020
BOND/SELL INR/IBRD/GDIF/0922INR05.00	0000015538	INR	1,608,700,000.00	25,091,830.77	9/15/2017	9/27/2017	9/27/2022
BOND/SELL INR/IBRD/GDIF/0920INR04.42	0000015511	INR	235,200,000.00	3,668,408.33	9/6/2017	9/28/2017	9/28/2020
BOND/SELL INR/IBRD/GDIF/1024INR04.46	0000015510	INR	760,000,000.00	11,853,700.38	9/6/2017	10/4/2017	10/4/2024
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000015547	INR	600,000,000.00	9,334,889.15	9/20/2017	10/4/2017	7/22/2021
BOND/SELL INR/IBRD/GDIF/1122INR04.81	0000015551	INR	233,100,000.00	3,597,777.43	9/22/2017	10/30/2017	11/2/2022
BOND/SELL INR/IBRD/GDIF/0724INR00.00	0000015412	INR	400,000,000.00	6,217,455.51	7/18/2017	7/25/2017	7/25/2024
BOND/SELL INR/IBRD/GDIF/0822INR00.00	0000015443	INR	80,000,000.00	1,247,077.16	7/31/2017	8/21/2017	8/22/2022
BOND/SELL INR/IBRD/GDIF/0822INR00.00	0000015544	INR	120,000,000.00	1,866,106.83	9/19/2017	9/26/2017	8/22/2022

Sub-total New Borrowings			11,666,000,000.00	181,649,467.25

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0720JPYSTR20	0000015411	JPY	3,424,000,000.00	30,243,342.31	7/14/2017	7/26/2017	7/10/2020
BOND/SELL JPY/IBRD/GDIF/0719JPYSTR07	0000015413	JPY	2,860,000,000.00	25,507,246.38	7/18/2017	7/26/2017	7/10/2019
BOND/SELL JPY/IBRD/GDIF/0119JPYSTR	0000015416	JPY	5,513,000,000.00	49,212,229.41	7/19/2017	7/27/2017	1/24/2019
BOND/SELL JPY/IBRD/GDIF/0722JPYSTR08	0000015396	JPY	330,000,000.00	2,889,161.27	7/10/2017	7/28/2017	7/29/2022

Page 4/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0820JPYSTR09	0000015451	JPY	3,300,000,000.00	29,979,559.39	8/4/2017	8/17/2017	8/18/2020
BOND/SELL JPY/IBRD/GDIF/0820JPYSTR10	0000015483	JPY	7,173,000,000.00	65,774,150.66	8/18/2017	8/29/2017	8/10/2020
BOND/SELL JPY/IBRD/GDIF/0819JPYSTR02	0000015485	JPY	2,876,000,000.00	26,357,512.72	8/21/2017	8/29/2017	8/15/2019
BOND/SELL JPY/IBRD/GDIF/0820JPYSTR11	0000015487	JPY	18,256,000,000.00	167,309,719.10	8/21/2017	8/29/2017	8/10/2020
BOND/SELL JPY/IBRD/GDIF/0821JPYSTR06	0000015453	JPY	1,438,000,000.00	13,063,820.12	8/4/2017	8/30/2017	8/27/2021
BOND/SELL JPY/IBRD/GDIF/0822JPYSTR03	0000015454	JPY	346,000,000.00	3,143,311.38	8/4/2017	8/30/2017	8/26/2022
BOND/SELL JPY/IBRD/GDIF/0920JPYSTR12	0000015542	JPY	948,000,000.00	8,495,765.56	9/19/2017	9/27/2017	9/8/2020
BOND/SELL JPY/IBRD/GDIF/0921JPYSTR03	0000015512	JPY	1,335,000,000.00	12,259,516.05	9/7/2017	9/28/2017	9/29/2021
BOND/SELL JPY/IBRD/GDIF/0920JPYSTR11	0000015513	JPY	165,000,000.00	1,515,221.08	9/7/2017	9/28/2017	9/29/2020
BOND/SELL JPY/IBRD/GDIF/1022JPYSTR03	0000015549	JPY	1,525,000,000.00	13,550,737.52	9/21/2017	10/16/2017	10/17/2022
BOND/SELL JPY/IBRD/GDIF/1022JPYSTR04	0000015564	JPY	1,995,000,000.00	17,706,576.73	9/28/2017	10/25/2017	10/26/2022

Sub-total New Borrowings			51,484,000,000.00	467,007,869.68

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015440	MXN	250,000,000.00	14,042,024.97	7/31/2017	8/8/2017	7/10/2024
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015399	MXN	240,000,000.00	13,414,753.43	7/12/2017	7/20/2017	7/10/2024
BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000015429	MXN	350,000,000.00	19,728,868.97	7/25/2017	8/1/2017	9/19/2022
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015498	MXN	150,000,000.00	8,497,524.39	8/25/2017	9/5/2017	7/10/2024
BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000015508	MXN	300,000,000.00	16,842,814.43	9/5/2017	9/13/2017	3/13/2027
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015529	MXN	150,000,000.00	8,459,950.59	9/12/2017	9/20/2017	7/10/2024

Page 5/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015546	MXN	200,000,000.00	11,262,529.56	9/20/2017	9/28/2017	7/10/2024
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015558	MXN	150,000,000.00	8,358,175.69	9/26/2017	10/4/2017	7/10/2024

Sub-total New Borrowings			1,790,000,000.00	100,606,642.05

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0122NZD03.375	0000015534	NZD	350,000,000.00	255,202,500.00	9/13/2017	9/20/2017	1/25/2022
BOND/SELL NZD/IBRD/GDIF/0227NZD03.60	0000015531	NZD	10,000,000.00	7,291,500.00	9/13/2017	9/26/2017	2/6/2027

Sub-total New Borrowings			360,000,000.00	262,494,000.00

Philipine Peso
BOND/SELL PHP/IBRD/GDIF/0920PHP03.125	0000015567	PHP	2,250,000,000.00	44,168,310.71	9/28/2017	10/12/2017	9/25/2020

Sub-total New Borrowings			2,250,000,000.00	44,168,310.71

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0727PLN02.25	0000015382	PLN	3,000,000.00	816,204.38	7/17/2017	7/24/2017	7/24/2027
BOND/SELL PLN/IBRD/GDIF/0720PLN01.50	0000015447	PLN	125,000,000.00	34,789,385.06	8/3/2017	8/10/2017	7/31/2020

Sub-total New Borrowings			128,000,000.00	35,605,589.44

Page 6/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0921RUB00.00	0000015514	RUB	150,000,000.00	2,630,448.32	9/7/2017	9/15/2017	9/15/2021

Sub-total New Borrowings			150,000,000.00	2,630,448.32

Ukraine Hrivnya
BOND/SELL UAH/IBRD/GDIF/1019UAH00.00	0000015573	UAH	200,000,000.00	7,521,624.67	9/29/2017	10/12/2017	10/4/2019

Sub-total New Borrowings			200,000,000.00	7,521,624.67

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0621TRY08.70	0000015389	TRY	11,000,000.00	3,028,592.67	7/6/2017	7/13/2017	6/15/2021
BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015406	TRY	20,000,000.00	5,610,727.71	7/14/2017	7/21/2017	12/10/2019
BOND/SELL TRY/IBRD/GDIF/0620TRY08.65	0000015403	TRY	11,000,000.00	3,083,823.94	7/13/2017	7/24/2017	6/15/2020
BOND/SELL TRY/IBRD/GDIF/0621TRY08.70	0000015404	TRY	11,000,000.00	3,083,823.94	7/13/2017	7/24/2017	6/15/2021
BOND/SELL TRY/IBRD/GDIF/0621TRY08.70	0000015438	TRY	22,000,000.00	6,215,567.17	7/28/2017	8/7/2017	6/15/2021
BOND/SELL TRY/IBRD/GDIF/0620TRY08.65	0000015439	TRY	22,000,000.00	6,215,567.17	7/28/2017	8/7/2017	6/15/2020
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015449	TRY	8,000,000.00	2,257,973.47	8/3/2017	8/10/2017	11/2/2020
BOND/SELL TRY/IBRD/GDIF/0821TRY10.00	0000015456	TRY	100,000,000.00	28,329,414.43	8/8/2017	8/16/2017	8/16/2021
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015570	TRY	75,000,000.00	21,168,501.27	8/3/2017	8/17/2017	3/4/2022
BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015465	TRY	20,000,000.00	5,665,722.38	8/16/2017	8/23/2017	12/10/2019
BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015490	TRY	20,000,000.00	5,719,269.65	8/23/2017	8/29/2017	12/10/2019

Page 7/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015503	TRY	50,000,000.00	14,436,263.89	8/31/2017	9/8/2017	3/4/2022
BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015521	TRY	10,000,000.00	2,932,981.38	9/8/2017	9/15/2017	11/16/2019
BOND/SELL TRY/IBRD/GDIF/0621TRY08.70	0000015523	TRY	11,000,000.00	3,226,279.51	9/8/2017	9/19/2017	6/15/2021
BOND/SELL TRY/IBRD/GDIF/0920TRY09.66	0000015526	TRY	523,060,000.00	153,884,173.52	9/11/2017	9/25/2017	9/25/2020
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015556	TRY	100,000,000.00	28,393,764.73	9/25/2017	10/2/2017	3/16/2020
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015390	TRY	100,000,000.00	27,532,660.62	7/6/2017	7/13/2017	2/24/2020
BOND/SELL TRY/IBRD/GDIF/0420TRY00.00	0000015398	TRY	6,400,000.00	1,759,111.65	7/11/2017	7/24/2017	4/27/2020
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015417	TRY	100,000,000.00	28,254,972.88	7/20/2017	7/27/2017	2/24/2020
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015430	TRY	100,000,000.00	28,062,298.30	7/25/2017	8/1/2017	2/24/2020
BOND/SELL TRY/IBRD/GDIF/0825TRY00.00	0000015452	TRY	20,000,000.00	5,660,911.41	8/4/2017	8/15/2017	8/15/2025
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015492	TRY	100,000,000.00	28,596,348.25	8/23/2017	8/31/2017	2/24/2020
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015501	TRY	100,000,000.00	29,023,363.81	8/30/2017	9/6/2017	2/24/2020
BOND/SELL TRY/IBRD/GDIF/0825TRY00.00	0000015520	TRY	20,000,000.00	5,865,962.75	9/8/2017	9/15/2017	8/15/2025
BOND/SELL TRY/IBRD/GDIF/0924TRY00.00	0000015509	TRY	20,000,000.00	5,809,731.30	9/5/2017	9/18/2017	9/18/2024
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015545	TRY	100,000,000.00	28,797,696.18	9/20/2017	9/27/2017	2/24/2020
BOND/SELL TRY/IBRD/GDIF/0527TRY00.00	0000015548	TRY	100,000,000.00	28,479,480.53	9/21/2017	9/28/2017	5/26/2027

Sub-total New Borrowings			1,780,460,000.00	511,094,984.51

Page 8/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0527USDSTR01	0000015386	USD	5,000,000.00	5,000,000.00	7/5/2017	7/13/2017	5/22/2027
BOND/SELL USD/IBRD/GDIF/0719USDFRN	0000015395	USD	400,000,000.00	400,000,000.00	7/7/2017	7/14/2017	7/14/2019
BOND/SELL USD/IBRD/GDIF/0719USDFRN01	0000015397	USD	300,000,000.00	300,000,000.00	7/10/2017	7/19/2017	7/19/2019
BOND/SELL USD/IBRD/GDIF/0719USDFRN02	0000015400	USD	300,000,000.00	300,000,000.00	7/12/2017	7/19/2017	7/19/2019
BOND/SELL USD/IBRD/GDIF/0747USDSTR	0000015392	USD	20,000,000.00	20,000,000.00	7/6/2017	7/20/2017	7/20/2047
BOND/SELL USD/IBRD/GDIF/0721USDSTR01	0000015418	USD	100,000,000.00	100,000,000.00	7/20/2017	7/25/2017	7/6/2021
BOND/SELL USD/IBRD/GDIF/0820USDSTR02	0000015424	USD	150,000,000.00	150,000,000.00	7/24/2017	8/4/2017	8/11/2020
BOND/SELL USD/IBRD/GDIF/1219USDSTR03	0000015425	USD	100,000,000.00	100,000,000.00	7/24/2017	8/4/2017	12/20/2019
BOND/SELL USD/IBRD/GDIF/1219USDSTR04	0000015426	USD	110,000,000.00	110,000,000.00	7/24/2017	8/4/2017	12/20/2019
BOND/SELL USD/IBRD/GDIF/0918USDFRN01	0000015423	USD	250,000,000.00	250,000,000.00	7/24/2017	8/7/2017	9/7/2018
BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000015442	USD	300,000,000.00	300,000,000.00	7/31/2017	8/7/2017	12/17/2021
BOND/SELL USD/IBRD/GDIF/0826USDFRN01	0000015394	USD	340,000,000.00	340,000,000.00	7/7/2017	8/21/2017	8/21/2026
BOND/SELL USD/IBRD/GDIF/0819USDFRN03	0000015461	USD	25,000,000.00	25,000,000.00	8/11/2017	8/21/2017	8/21/2019
BOND/SELL USD/IBRD/GDIF/0827USDSTR01	0000015457	USD	20,000,000.00	20,000,000.00	8/8/2017	8/22/2017	8/22/2027
BOND/SELL USD/IBRD/GDIF/0819USDFRN01	0000015432	USD	25,000,000.00	25,000,000.00	7/26/2017	8/23/2017	8/23/2019
BOND/SELL USD/IBRD/GDIF/0819USDFRN02	0000015434	USD	25,000,000.00	25,000,000.00	7/27/2017	8/23/2017	8/23/2019
BOND/SELL USD/IBRD/GDIF/0822USDSTR03	0000015445	USD	15,000,000.00	15,000,000.00	8/1/2017	8/23/2017	8/23/2022
BOND/SELL USD/IBRD/GDIF/0822USDSTR05	0000015455	USD	100,000,000.00	100,000,000.00	8/7/2017	8/23/2017	8/23/2022
BOND/SELL USD/IBRD/GDIF/0822USDSTR04	0000015448	USD	200,000,000.00	200,000,000.00	8/3/2017	8/28/2017	8/28/2022

Page 9/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0920USD01.62	0000015488	USD	3,000,000,000.00	3,000,000,000.00	8/22/2017	8/29/2017	9/4/2020
BOND/SELL USD/IBRD/GDIF/0918USD01.3089	0000015466	USD	1,366,000.00	1,366,000.00	8/16/2017	8/30/2017	9/15/2018
BOND/SELL USD/IBRD/GDIF/0222USD01.8503	0000015467	USD	1,869,000.00	1,869,000.00	8/16/2017	8/30/2017	2/1/2022
BOND/SELL USD/IBRD/GDIF/0219USD01.4084	0000015468	USD	168,000.00	168,000.00	8/16/2017	8/30/2017	2/15/2019
BOND/SELL USD/IBRD/GDIF/0920USD01.6646	0000015469	USD	2,549,000.00	2,549,000.00	8/16/2017	8/30/2017	9/1/2020
BOND/SELL USD/IBRD/GDIF/0921USD01.7817	0000015470	USD	2,592,000.00	2,592,000.00	8/16/2017	8/30/2017	9/1/2021
BOND/SELL USD/IBRD/GDIF/0219USD01.4024	0000015471	USD	5,276,000.00	5,276,000.00	8/16/2017	8/30/2017	2/1/2019
BOND/SELL USD/IBRD/GDIF/0320USD01.6136	0000015472	USD	157,274,000.00	157,274,000.00	8/16/2017	8/30/2017	3/15/2020
BOND/SELL USD/IBRD/GDIF/0918USD01.3109	0000015473	USD	2,581,000.00	2,581,000.00	8/16/2017	8/30/2017	9/1/2018
BOND/SELL USD/IBRD/GDIF/0320USD01.5936	0000015474	USD	2,528,000.00	2,528,000.00	8/16/2017	8/30/2017	3/1/2020
BOND/SELL USD/IBRD/GDIF/0319USD01.4124	0000015475	USD	8,566,000.00	8,566,000.00	8/16/2017	8/30/2017	3/15/2019
BOND/SELL USD/IBRD/GDIF/0120USD01.5816	0000015476	USD	4,478,000.00	4,478,000.00	8/16/2017	8/30/2017	1/31/2020
BOND/SELL USD/IBRD/GDIF/0321USD01.7237	0000015477	USD	2,570,000.00	2,570,000.00	8/16/2017	8/30/2017	3/1/2021
BOND/SELL USD/IBRD/GDIF/0819USD01.5124	0000015478	USD	13,878,000.00	13,878,000.00	8/16/2017	8/30/2017	8/15/2019
BOND/SELL USD/IBRD/GDIF/0819USD01.5274	0000015479	USD	106,488,000.00	106,488,000.00	8/16/2017	8/30/2017	8/1/2019
BOND/SELL USD/IBRD/GDIF/0221USD01.7187	0000015480	USD	2,920,000.00	2,920,000.00	8/16/2017	8/30/2017	2/1/2021
BOND/SELL USD/IBRD/GDIF/0919USD01.5254	0000015481	USD	1,303,000.00	1,303,000.00	8/16/2017	8/30/2017	9/15/2019
BOND/SELL USD/IBRD/GDIF/0919USD01.5254A	0000015482	USD	2,510,000.00	2,510,000.00	8/16/2017	8/30/2017	9/1/2019
BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000015505	USD	100,000,000.00	100,000,000.00	9/1/2017	9/11/2017	12/17/2021

Page 10/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0920USD01.56	0000015530	USD	255,000,000.00	255,000,000.00	9/12/2017	9/19/2017	9/12/2020
BOND/SELL USD/IBRD/GDIF/0927USDFRN	0000015489	USD	370,000,000.00	370,000,000.00	8/22/2017	9/20/2017	9/20/2027
BOND/SELL USD/IBRD/GDIF/0927USDSTR04	0000015539	USD	20,000,000.00	20,000,000.00	9/15/2017	9/21/2017	9/21/2027
BOND/SELL USD/IBRD/GDIF/0419USD01.38	0000015540	USD	500,000,000.00	500,000,000.00	9/15/2017	9/22/2017	4/22/2019
BOND/SELL USD/IBRD/GDIF/0527USDSTR01	0000015532	USD	5,000,000.00	5,000,000.00	9/13/2017	9/25/2017	5/22/2027
BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000015543	USD	100,000,000.00	100,000,000.00	9/19/2017	9/26/2017	12/17/2021
BOND/SELL USD/IBRD/GDIF/0922USDSTR03	0000015504	USD	15,000,000.00	15,000,000.00	8/31/2017	9/28/2017	9/28/2022
BOND/SELL USD/IBRD/GDIF/0927USDSTR03	0000015519	USD	10,000,000.00	10,000,000.00	9/7/2017	9/28/2017	9/28/2027
BOND/SELL USD/IBRD/GDIF/0922USDSTR04	0000015517	USD	10,000,000.00	10,000,000.00	9/7/2017	9/29/2017	9/29/2022
BOND/SELL USD/IBRD/GDIF/0922USDSTR05	0000015518	USD	25,000,000.00	25,000,000.00	9/7/2017	9/29/2017	9/29/2022
BOND/SELL USD/IBRD/GDIF/1022USD1.875	0000015550	USD	100,000,000.00	100,000,000.00	9/22/2017	9/29/2017	10/7/2022
BOND/SELL USD/IBRD/GDIF/1118USD00.00	0000015557	USD	100,000,000.00	100,000,000.00	9/26/2017	10/3/2017	11/3/2018
BOND/SELL USD/IBRD/GDIF/1118USD01.40	0000015559	USD	100,000,000.00	100,000,000.00	9/26/2017	10/3/2017	11/3/2018
BOND/SELL USD/IBRD/GDIF/0719USDFRN01	0000015560	USD	50,000,000.00	50,000,000.00	9/26/2017	10/3/2017	7/19/2019
BOND/SELL USD/IBRD/GDIF/1020USDSTR06	0000015541	USD	50,000,000.00	50,000,000.00	9/18/2017	10/5/2017	10/5/2020
BOND/SELL USD/IBRD/GDIF/1020USDSTR07	0000015563	USD	300,000,000.00	300,000,000.00	9/27/2017	10/16/2017	10/16/2020
BOND/SELL USD/IBRD/GDIF/1022USDSTR04	0000015565	USD	100,000,000.00	100,000,000.00	9/28/2017	10/19/2017	10/19/2022

Sub-total New Borrowings			8,313,916,000.00	8,313,916,000.00

Page 11/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0623ZAR07.00	0000015533	ZAR	250,000,000.00	19,100,372.46	9/13/2017	9/20/2017	6/7/2023
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015441	ZAR	70,000,000.00	5,331,221.15	7/31/2017	8/8/2017	11/29/2024
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015462	ZAR	110,000,000.00	8,273,227.09	8/15/2017	8/23/2017	11/29/2024
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015507	ZAR	110,000,000.00	8,498,211.51	9/5/2017	9/12/2017	11/29/2024

Sub-total New Borrowings			540,000,000.00	41,203,032.21

Total New Borrowings				11,664,139,378.29

Page 12/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0717AUD03.38	0000011471	AUD	-16,102,000.00	-12,318,835.10	6/21/2012	7/12/2012	7/12/2017
BOND/SELL AUD/IBRD/GDIF/0817AUD02.93	0000011522	AUD	-17,216,000.00	-13,556,739.20	7/23/2012	8/13/2012	8/14/2017

Sub-total Maturing Borrowings			-33,318,000.00	-25,875,574.30

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0717BRL05.52	0000011474	BRL	-58,560,000.00	-18,566,899.18	6/22/2012	7/30/2012	7/28/2017
BOND/SELL BRL/IBRD/GDIF/0717BRL09.15	0000012806	BRL	-44,300,000.00	-14,045,656.31	1/6/2014	1/30/2014	7/28/2017
BOND/SELL BRL/IBRD/GDIF/0817BRL09.21	0000012833	BRL	-73,800,000.00	-23,299,131.81	1/22/2014	2/24/2014	8/29/2017
BOND/SELL BRL/IBRD/GDIF/0817BRL08.82	0000013136	BRL	-37,000,000.00	-11,681,136.54	7/16/2014	8/21/2014	8/29/2017
BOND/SELL BRL/IBRD/GDIF/0917BRL08.75	0000013258	BRL	-109,400,000.00	-34,896,331.74	9/9/2014	9/18/2014	9/14/2017
BOND/SELL BRL/IBRD/GDIF/0917BRL08.97	0000013198	BRL	-41,100,000.00	-12,871,907.30	8/13/2014	9/22/2014	9/28/2017
BOND/SELL BRL/IBRD/GDIF/0917BRL08.36	0000013213	BRL	-11,500,000.00	-3,640,623.02	8/19/2014	9/25/2014	9/26/2017
BOND/SELL BRL/IBRD/GDIF/0917BRL09.75	0000013513	BRL	-50,000,000.00	-15,786,565.63	1/15/2015	1/27/2015	9/27/2017
BOND/SELL BRL/IBRD/GDIF/0717BRL09.30	0000013466	BRL	-27,500,000.00	-8,719,086.87	12/17/2014	1/29/2015	7/28/2017
BOND/SELL BRL/IBRD/GDIF/0817BRL08.70	0000013528	BRL	-29,100,000.00	-9,187,056.04	1/20/2015	2/23/2015	8/29/2017
BOND/SELL BRL/IBRD/GDIF/0817BRL10.00	0000013977	BRL	-8,300,000.00	-2,636,552.79	7/15/2015	8/28/2015	8/25/2017
BOND/SELL BRL/IBRD/GDIF/0717BRLSTR	0000011506	BRL	-40,600,000.00	-12,905,276.54	7/11/2012	7/25/2012	7/25/2017

Sub-total Maturing Borrowings			-531,160,000.00	-168,236,223.77

Page 13/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0817EUR00.312	0000011562	EUR	-41,000,000.00	-48,347,200.00	8/10/2012	8/24/2012	8/24/2017
BOND/SELL EUR/IBRD/GDIF/0917EUR00.375	0000011603	EUR	-25,000,000.00	-29,755,000.00	9/7/2012	9/21/2012	9/21/2017
BOND/SELL EUR/IBRD/GDIF/0817EURFRN	0000013163	EUR	-700,000,000.00	-830,900,000.00	7/24/2014	8/4/2014	8/4/2017

Sub-total Maturing Borrowings			-766,000,000.00	-909,002,200.00

Page 14/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0817COP04.50	0000014064	COP	-149,620,000,000.00	-50,525,960.32	8/28/2015	9/8/2015	8/3/2017

Sub-total Maturing Borrowings			-149,620,000,000.00	-50,525,960.32

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0717INR05.90	0000013909	INR	-1,370,000,000.00	-21,370,354.48	6/17/2015	7/30/2015	7/27/2017
BOND/SELL INR/IBRD/GDIF/0817INR05.81	0000013976	INR	-969,000,000.00	-15,129,986.73	7/15/2015	8/28/2015	8/25/2017
BOND/SELL INR/IBRD/GDIF/0917INR05.30	0000014053	INR	-156,000,000.00	-2,388,333.91	8/21/2015	9/29/2015	9/29/2017

Sub-total Maturing Borrowings			-2,495,000,000.00	-38,888,675.12

Japanese Yen
BOND/SELL JPY/IBRD/MLT/0717JPY05.00	0000000327	JPY	-15,000,000,000.00	-133,910,636.97	7/1/1987	7/1/1987	7/1/2017

Sub-total Maturing Borrowings			-15,000,000,000.00	-133,910,636.97

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0817NZD03.375	0000011545	NZD	-400,000,000.00	-291,300,000.00	7/31/2012	8/13/2012	8/13/2017

Sub-total Maturing Borrowings			-400,000,000.00	-291,300,000.00

Page 15/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0717TRY07.25	0000013061	TRY	-40,000,000.00	-11,289,867.34	5/28/2014	7/1/2014	7/3/2017
BOND/SELL TRY/IBRD/GDIF/0817TRY07.05	0000013135	TRY	-41,700,000.00	-11,842,890.01	7/16/2014	8/15/2014	8/18/2017
BOND/SELL TRY/IBRD/GDIF/0917TRY07.62	0000013200	TRY	-40,180,000.00	-11,528,253.98	8/13/2014	9/16/2014	9/19/2017
BOND/SELL TRY/IBRD/GDIF/0817TRY08.91	0000013978	TRY	-21,000,000.00	-6,039,689.39	7/15/2015	8/28/2015	8/25/2017

Sub-total Maturing Borrowings			-142,880,000.00	-40,700,700.71

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0817PLN01.125	0000014000	PLN	-150,000,000.00	-41,607,145.33	7/27/2015	8/5/2015	8/7/2017
BOND/SELL PLN/IBRD/GDIF/0817PLN01.125	0000014017	PLN	-50,000,000.00	-13,869,048.44	8/6/2015	8/13/2015	8/7/2017

Sub-total Maturing Borrowings			-200,000,000.00	-55,476,193.78

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0717RUB06.25	0000011473	RUB	-2,250,000,000.00	-37,441,404.20	6/21/2012	7/5/2012	7/5/2017
BOND/SELL RUB/IBRD/GDIF/0717RUB06.25	0000011619	RUB	-500,000,000.00	-8,320,312.04	9/19/2012	9/26/2012	7/5/2017

Sub-total Maturing Borrowings			-2,750,000,000.00	-45,761,716.25

Page 16/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/COLTS/0717USD09.252	0000000460	USD	-10,000,000.00	-10,000,000.00	6/29/1987	6/29/1987	7/1/2017
BOND/SELL USD/IBRD/MLT/0717USD09.251	0000000514	USD	-303,809,000.00	-303,809,000.00	7/15/1987	7/15/1987	7/15/2017
BOND/SELL USD/IBRD/GDIF/0717USD00.625	0000011497	USD	-6,580,000.00	-6,580,000.00	7/5/2012	7/12/2012	7/12/2017
BOND/SELL USD/IBRD/GDIF/0717USD00.603	0000011530	USD	-50,000,000.00	-50,000,000.00	7/24/2012	7/31/2012	7/31/2017
BOND/SELL USD/IBRD/GDIF/0717USD00.545	0000011626	USD	-38,000,000.00	-38,000,000.00	9/20/2012	10/11/2012	7/11/2017
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000012489	USD	-1,000,000,000.00	-1,000,000,000.00	7/9/2013	7/16/2013	7/18/2017
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000012526	USD	-275,000,000.00	-275,000,000.00	7/29/2013	8/5/2013	7/18/2017
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000012529	USD	-25,000,000.00	-25,000,000.00	7/31/2013	8/5/2013	7/18/2017
BOND/SELL USD/IBRD/GDIF/0717USD00.90	0000013495	USD	-25,000,000.00	-25,000,000.00	1/7/2015	1/16/2015	7/17/2017
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000013557	USD	-300,000,000.00	-300,000,000.00	1/30/2015	2/10/2015	7/18/2017
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000013649	USD	-150,000,000.00	-150,000,000.00	3/4/2015	3/13/2015	7/18/2017
BOND/SELL USD/IBRD/GDIF/0917USD00.80	0000013797	USD	-30,000,000.00	-30,000,000.00	5/5/2015	5/12/2015	9/12/2017
BOND/SELL USD/IBRD/GDIF/0717USD00.75	0000013836	USD	-250,000,000.00	-250,000,000.00	5/20/2015	5/28/2015	7/17/2017
BOND/SELL USD/IBRD/GDIF/0717USDFRN	0000013953	USD	-300,000,000.00	-300,000,000.00	7/2/2015	7/13/2015	7/13/2017
BOND/SELL USD/IBRD/GDIF/0717USD00.83	0000013996	USD	-100,000,000.00	-100,000,000.00	7/23/2015	7/31/2015	7/31/2017
BOND/SELL USD/IBRD/GDIF/0817USD00.835	0000014021	USD	-100,000,000.00	-100,000,000.00	8/7/2015	8/14/2015	8/14/2017
BOND/SELL USD/IBRD/GDIF/0817USD00.85	0000014023	USD	-25,000,000.00	-25,000,000.00	8/7/2015	8/14/2015	8/14/2017
BOND/SELL USD/IBRD/GDIF/0917USD00.74	0000014097	USD	-100,000,000.00	-100,000,000.00	9/23/2015	9/30/2015	9/29/2017
BOND/SELL USD/IBRD/GDIF/0717USD00.70	0000014508	USD	-25,000,000.00	-25,000,000.00	5/3/2016	5/20/2016	7/3/2017
BOND/SELL USD/IBRD/GDIF/0717USDFRNA	0000014576	USD	-500,000,000.00	-500,000,000.00	6/3/2016	6/15/2016	7/14/2017

Page 17/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0717USDFRNA	0000014597	USD	-500,000,000.00	-500,000,000.00	6/14/2016	6/22/2016	7/14/2017
BOND/SELL USD/IBRD/GDIF/0717USDSTR01	0000011505	USD	-10,000,000.00	-10,000,000.00	7/11/2012	7/25/2012	7/25/2017

Sub-total Maturing Borrowings - United States Dollar			-4,123,389,000.00	-4,123,389,000.00

Total Maturing Borrowings				-5,883,066,881.21

Page 18/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0221BRL10.10	0000015420	BRL	-67,000,000.00	-21,242,866.20	7/21/2017	7/28/2017	2/23/2021
BOND/BUY BRL/IBRD/GDIF/0319BRL10.60	0000015499	BRL	-10,074,000.00	-3,187,571.19	8/25/2017	8/31/2017	3/1/2019
BOND/BUY BRL/IBRD/GDIF/1218BRL10.72	0000015515	BRL	-26,000,000.00	-8,319,334.45	9/7/2017	9/13/2017	12/13/2018
BOND/BUY BRL/IBRD/GDIF/1218BRL00.50	0000015516	BRL	-18,000,000.00	-5,741,626.79	9/7/2017	9/14/2017	12/19/2018
BOND/BUY BRL/IBRD/GDIF/0323BRL00.00	0000015496	BRL	-26,600,000.00	-8,416,656.12	8/25/2017	8/31/2017	3/30/2023
BOND/BUY BRL/IBRD/GDIF/0124BRL00.00	0000015497	BRL	-10,000,000.00	-3,164,156.44	8/25/2017	8/31/2017	1/30/2024

Sub-total early Retirements			-157,674,000.00	-50,072,211.20

Indian Rupees
BOND/BUY INR/IBRD/GDIF/0919INR05.60	0000015401	INR	-179,300,000.00	-2,787,299.37	7/12/2017	7/19/2017	9/30/2019
BOND/BUY INR/IBRD/GDIF/0419INR05.61	0000015402	INR	-158,200,000.00	-2,459,290.35	7/12/2017	7/19/2017	4/23/2019

Sub-total early Retirements			-337,500,000.00	-5,246,589.72

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/1018JPYSTR02	0000015365	JPY	-1,220,000,000.00	-10,681,141.66	6/26/2017	7/10/2017	10/10/2018
BOND/BUY JPY/IBRD/GDIF/0120JPYSTR01	0000015366	JPY	-999,000,000.00	-8,746,279.11	6/26/2017	7/10/2017	1/10/2020

Page 19/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0718JPYSTR	0000015368	JPY	-2,447,000,000.00	-21,403,892.41	6/27/2017	7/11/2017	7/11/2018
BOND/BUY JPY/IBRD/GDIF/0422JPYSTR03	0000015370	JPY	-128,000,000.00	-1,119,615.13	6/27/2017	7/11/2017	4/11/2022
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR24	0000015408	JPY	-100,000,000.00	-904,363.55	7/14/2017	7/31/2017	7/29/2038
BOND/BUY JPY/IBRD/GDIF/1018JPYSTR01	0000015409	JPY	-250,000,000.00	-2,260,908.89	7/14/2017	7/31/2017	10/30/2018
BOND/BUY JPY/IBRD/GDIF/0120JPYSTR	0000015410	JPY	-740,000,000.00	-6,692,290.30	7/14/2017	7/31/2017	1/30/2020
BOND/BUY JPY/IBRD/GDIF/1118JPYSTR02	0000015433	JPY	-1,069,000,000.00	-9,731,894.94	7/26/2017	8/9/2017	11/9/2018
BOND/BUY JPY/IBRD/GDIF/0818JPYSTR04	0000015435	JPY	-2,558,000,000.00	-23,293,721.26	7/27/2017	8/10/2017	8/10/2018
BOND/BUY JPY/IBRD/GDIF/0818JPYSTR05	0000015436	JPY	-29,797,000,000.00	-271,338,159.63	7/27/2017	8/10/2017	8/10/2018
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR13	0000015459	JPY	-100,000,000.00	-914,954.94	8/9/2017	8/24/2017	8/24/2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR39	0000015463	JPY	-100,000,000.00	-921,192.02	8/15/2017	8/29/2017	8/28/2037
BOND/BUY JPY/IBRD/GDIF/0318JPYSTR02	0000015464	JPY	-4,408,000,000.00	-39,627,814.99	8/16/2017	9/15/2017	3/15/2018
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR19	0000015536	JPY	-300,000,000.00	-2,662,643.12	9/13/2017	9/28/2017	9/28/2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR21	0000015537	JPY	-100,000,000.00	-887,547.71	9/13/2017	9/28/2017	9/28/2037

Sub-total early Retirements			-44,316,000,000.00	-401,186,419.65

United States Dollar
BOND/BUY USD/IBRD/GDIF/0422USDSTR02	0000015343	USD	-53,000,000.00	-53,000,000.00	6/14/2017	7/5/2017	4/4/2022
BOND/BUY USD/IBRD/GDIF/0322USDSTR04	0000015494	USD	-60,000,000.00	-60,000,000.00	8/24/2017	9/15/2017	3/15/2022
BOND/BUY USD/IBRD/GDIF/1221USDSTR04	0000015525	USD	-15,000,000.00	-15,000,000.00	9/8/2017	9/28/2017	12/28/2021

Sub-total early Retirements			-128,000,000.00	-128,000,000.00

Page 20/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015493	ZAR	-64,700,000.00	-4,975,009.61	8/23/2017	8/29/2017	6/20/2024
BOND/BUY ZAR/IBRD/GDIF/0719ZAR00.00	0000015500	ZAR	-95,000,000.00	-7,344,982.22	8/25/2017	9/1/2017	7/29/2019

Sub-total early Retirements			-159,700,000.00	-12,319,991.83

Total Early Retirements				-596,825,212.40

Page 21/21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362967	USD	75,000,000.00	75,000,000.00	7/5/2017	7/5/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010362968	USD	15,000,000.00	15,000,000.00	7/5/2017	7/5/2017	8/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362969	USD	75,000,000.00	75,000,000.00	7/5/2017	7/5/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS8SEP17	0010362973	USD	12,557,000.00	12,557,000.00	7/5/2017	7/5/2017	9/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362974	USD	41,500,000.00	41,500,000.00	7/5/2017	7/5/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010362975	USD	100,000,000.00	100,000,000.00	7/5/2017	7/5/2017	11/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010362977	USD	2,000,000.00	2,000,000.00	7/5/2017	7/5/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS27JUL17	0010362995	USD	3,500,000.00	3,500,000.00	7/6/2017	7/6/2017	7/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362996	USD	18,000,000.00	18,000,000.00	7/6/2017	7/6/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362997	USD	6,000,000.00	6,000,000.00	7/6/2017	7/6/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363083	USD	60,000,000.00	60,000,000.00	7/7/2017	7/7/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363086	USD	34,000,000.00	34,000,000.00	7/7/2017	7/7/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010363094	USD	2,800,000.00	2,800,000.00	7/7/2017	7/7/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363096	USD	7,000,000.00	7,000,000.00	7/7/2017	7/7/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010363292	USD	2,000,000.00	2,000,000.00	7/10/2017	7/10/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010363586	USD	125,000,000.00	125,000,000.00	7/11/2017	7/11/2017	9/15/2017

Page 1/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363587	USD	14,500,000.00	14,500,000.00	7/11/2017	7/11/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363588	USD	5,000,000.00	5,000,000.00	7/11/2017	7/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010363663	USD	70,000,000.00	70,000,000.00	7/12/2017	7/12/2017	8/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS19SEP17	0010363686	USD	250,000,000.00	250,000,000.00	7/12/2017	7/12/2017	9/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363688	USD	4,000,000.00	4,000,000.00	7/12/2017	7/12/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010363711	USD	4,075,000.00	4,075,000.00	7/12/2017	7/12/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363685	USD	500,000,000.00	500,000,000.00	7/12/2017	7/13/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363687	USD	250,000,000.00	250,000,000.00	7/12/2017	7/13/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363789	USD	250,000,000.00	250,000,000.00	7/13/2017	7/13/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010363791	USD	11,500,000.00	11,500,000.00	7/13/2017	7/13/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010363793	USD	11,549,000.00	11,549,000.00	7/13/2017	7/13/2017	12/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363794	USD	43,000,000.00	43,000,000.00	7/13/2017	7/13/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010363795	USD	50,000,000.00	50,000,000.00	7/13/2017	7/13/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010363796	USD	40,000,000.00	40,000,000.00	7/13/2017	7/13/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363799	USD	165,169,000.00	165,169,000.00	7/13/2017	7/13/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010363804	USD	15,000,000.00	15,000,000.00	7/13/2017	7/13/2017	11/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010363805	USD	30,000,000.00	30,000,000.00	7/13/2017	7/13/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010363807	USD	56,000,000.00	56,000,000.00	7/13/2017	7/13/2017	11/27/2017

Page 2/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010363808	USD	50,000,000.00	50,000,000.00	7/13/2017	7/13/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010363811	USD	50,000,000.00	50,000,000.00	7/13/2017	7/13/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS30OCT17	0010363812	USD	77,000,000.00	77,000,000.00	7/13/2017	7/13/2017	10/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010363815	USD	100,000,000.00	100,000,000.00	7/13/2017	7/13/2017	12/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010363823	USD	100,000,000.00	100,000,000.00	7/13/2017	7/13/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010363824	USD	100,000,000.00	100,000,000.00	7/13/2017	7/13/2017	12/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363826	USD	3,500,000.00	3,500,000.00	7/13/2017	7/13/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010363828	USD	10,000,000.00	10,000,000.00	7/13/2017	7/13/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS21SEP17	0010363788	USD	250,000,000.00	250,000,000.00	7/13/2017	7/14/2017	9/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS21SEP17	0010363790	USD	250,000,000.00	250,000,000.00	7/13/2017	7/14/2017	9/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010363792	USD	50,000,000.00	50,000,000.00	7/13/2017	7/14/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010363839	USD	5,011,000.00	5,011,000.00	7/13/2017	7/14/2017	11/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS18AUG17	0010363873	USD	10,000,000.00	10,000,000.00	7/13/2017	7/14/2017	8/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010363933	USD	2,500,000.00	2,500,000.00	7/13/2017	7/14/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363954	USD	200,000,000.00	200,000,000.00	7/14/2017	7/14/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010363958	USD	20,000,000.00	20,000,000.00	7/14/2017	7/14/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363950	USD	3,100,000.00	3,100,000.00	7/14/2017	7/17/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010363992	USD	50,000,000.00	50,000,000.00	7/17/2017	7/17/2017	7/28/2017

Page 3/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010363997	USD	100,000,000.00	100,000,000.00	7/17/2017	7/17/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010364003	USD	100,000,000.00	100,000,000.00	7/17/2017	7/17/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364004	USD	50,000,000.00	50,000,000.00	7/17/2017	7/17/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010364031	USD	5,000,000.00	5,000,000.00	7/17/2017	7/17/2017	11/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010364032	USD	5,000,000.00	5,000,000.00	7/17/2017	7/17/2017	11/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010363987	USD	100,000,000.00	100,000,000.00	7/17/2017	7/18/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010363990	USD	50,000,000.00	50,000,000.00	7/17/2017	7/18/2017	12/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010363991	USD	100,000,000.00	100,000,000.00	7/17/2017	7/18/2017	12/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010363993	USD	100,000,000.00	100,000,000.00	7/17/2017	7/18/2017	10/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS8DEC17	0010363994	USD	50,000,000.00	50,000,000.00	7/17/2017	7/18/2017	12/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010363995	USD	100,000,000.00	100,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010363996	USD	100,000,000.00	100,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364002	USD	50,000,000.00	50,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364028	USD	50,000,000.00	50,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010364106	USD	90,000,000.00	90,000,000.00	7/18/2017	7/18/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364107	USD	20,000,000.00	20,000,000.00	7/18/2017	7/18/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364108	USD	2,500,000.00	2,500,000.00	7/18/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364109	USD	18,210,000.00	18,210,000.00	7/18/2017	7/18/2017	8/14/2017

Page 4/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364121	USD	21,000,000.00	21,000,000.00	7/18/2017	7/18/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364122	USD	100,000,000.00	100,000,000.00	7/18/2017	7/18/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010364123	USD	25,000,000.00	25,000,000.00	7/18/2017	7/18/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010364124	USD	1,000,000.00	1,000,000.00	7/18/2017	7/18/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364125	USD	18,000,000.00	18,000,000.00	7/18/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364139	USD	10,000,000.00	10,000,000.00	7/18/2017	7/18/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010364033	USD	10,000,000.00	10,000,000.00	7/17/2017	7/19/2017	1/2/2018
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010364169	USD	100,000,000.00	100,000,000.00	7/19/2017	7/19/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010364173	USD	50,000,000.00	50,000,000.00	7/19/2017	7/19/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS7DEC17	0010364152	USD	15,000,000.00	15,000,000.00	7/19/2017	7/20/2017	12/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010364154	USD	20,000,000.00	20,000,000.00	7/19/2017	7/20/2017	12/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS17OCT17	0010364155	USD	19,000,000.00	19,000,000.00	7/19/2017	7/20/2017	10/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010364156	USD	17,000,000.00	17,000,000.00	7/19/2017	7/20/2017	11/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010364157	USD	50,000,000.00	50,000,000.00	7/19/2017	7/20/2017	12/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010364158	USD	50,000,000.00	50,000,000.00	7/19/2017	7/20/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010364172	USD	15,000,000.00	15,000,000.00	7/19/2017	7/20/2017	12/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364175	USD	200,000,000.00	200,000,000.00	7/19/2017	7/20/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010364194	USD	50,000,000.00	50,000,000.00	7/20/2017	7/20/2017	9/14/2017

Page 5/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010364195	USD	50,000,000.00	50,000,000.00	7/20/2017	7/20/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS21SEP17	0010364196	USD	40,000,000.00	40,000,000.00	7/20/2017	7/20/2017	9/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010364198	USD	50,000,000.00	50,000,000.00	7/20/2017	7/20/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS18AUG17	0010364199	USD	155,000,000.00	155,000,000.00	7/20/2017	7/20/2017	8/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS24AUG17	0010364201	USD	150,140,000.00	150,140,000.00	7/20/2017	7/20/2017	8/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010364206	USD	1,000,000.00	1,000,000.00	7/20/2017	7/20/2017	10/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010364223	USD	35,400,000.00	35,400,000.00	7/21/2017	7/21/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010364224	USD	100,000,000.00	100,000,000.00	7/21/2017	7/21/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010364225	USD	32,500,000.00	32,500,000.00	7/21/2017	7/21/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364226	USD	7,000,000.00	7,000,000.00	7/21/2017	7/21/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010364227	USD	73,000,000.00	73,000,000.00	7/21/2017	7/21/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364228	USD	20,000,000.00	20,000,000.00	7/21/2017	7/21/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364245	USD	30,300,000.00	30,300,000.00	7/24/2017	7/24/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364248	USD	3,800,000.00	3,800,000.00	7/24/2017	7/24/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364249	USD	39,044,000.00	39,044,000.00	7/24/2017	7/24/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010364252	USD	4,000,000.00	4,000,000.00	7/24/2017	7/24/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010364284	USD	6,000,000.00	6,000,000.00	7/25/2017	7/26/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010364306	USD	120,000,000.00	120,000,000.00	7/26/2017	7/26/2017	8/10/2017

Page 6/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010364328	USD	20,000,000.00	20,000,000.00	7/27/2017	7/27/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010364329	USD	40,000,000.00	40,000,000.00	7/27/2017	7/27/2017	7/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS28SEP17	0010364330	USD	50,000,000.00	50,000,000.00	7/27/2017	7/27/2017	9/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010364331	USD	3,500,000.00	3,500,000.00	7/27/2017	7/27/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364459	USD	40,000,000.00	40,000,000.00	7/31/2017	7/31/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364487	USD	405,000,000.00	405,000,000.00	7/31/2017	7/31/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010364491	USD	100,000,000.00	100,000,000.00	7/31/2017	7/31/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010364500	USD	200,000,000.00	200,000,000.00	7/31/2017	7/31/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364510	USD	200,000,000.00	200,000,000.00	7/31/2017	7/31/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010364537	USD	6,000,000.00	6,000,000.00	7/31/2017	7/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS19OCT17	0010364540	USD	5,000,000.00	5,000,000.00	7/31/2017	7/31/2017	10/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010364755	USD	30,000,000.00	30,000,000.00	8/1/2017	8/1/2017	9/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010364760	USD	45,000,000.00	45,000,000.00	8/1/2017	8/1/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364798	USD	33,000,000.00	33,000,000.00	8/1/2017	8/1/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364799	USD	30,000,000.00	30,000,000.00	8/1/2017	8/1/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010364821	USD	19,000,000.00	19,000,000.00	8/2/2017	8/2/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010364827	USD	10,000,000.00	10,000,000.00	8/2/2017	8/2/2017	10/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010364828	USD	7,000,000.00	7,000,000.00	8/2/2017	8/2/2017	11/22/2017

Page 7/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364829	USD	30,000,000.00	30,000,000.00	8/2/2017	8/2/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010364832	USD	6,000,000.00	6,000,000.00	8/2/2017	8/2/2017	11/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010364877	USD	50,000,000.00	50,000,000.00	8/3/2017	8/3/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010364879	USD	50,000,000.00	50,000,000.00	8/3/2017	8/3/2017	10/2/2017
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010364885	USD	8,979,000.00	8,979,000.00	8/3/2017	8/3/2017	10/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010364886	USD	23,881,000.00	23,881,000.00	8/3/2017	8/3/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010364910	USD	10,000,000.00	10,000,000.00	8/3/2017	8/3/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS26SEP17	0010364912	USD	6,000,000.00	6,000,000.00	8/3/2017	8/3/2017	9/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010364959	USD	75,000,000.00	75,000,000.00	8/3/2017	8/4/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS8SEP17	0010364960	USD	50,000,000.00	50,000,000.00	8/3/2017	8/4/2017	9/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364988	USD	26,500,000.00	26,500,000.00	8/7/2017	8/7/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010364991	USD	3,500,000.00	3,500,000.00	8/7/2017	8/7/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364996	USD	23,700,000.00	23,700,000.00	8/7/2017	8/7/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010365015	USD	150,000,000.00	150,000,000.00	8/7/2017	8/7/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010365026	USD	1,000,000.00	1,000,000.00	8/7/2017	8/7/2017	10/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010364990	USD	25,000,000.00	25,000,000.00	8/7/2017	8/8/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010365055	USD	32,500,000.00	32,500,000.00	8/8/2017	8/8/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010365075	USD	5,000,000.00	5,000,000.00	8/8/2017	8/8/2017	10/31/2017

Page 8/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365076	USD	10,200,000.00	10,200,000.00	8/8/2017	8/8/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010365189	USD	96,000,000.00	96,000,000.00	8/9/2017	8/9/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JAN18	0010365190	USD	25,000,000.00	25,000,000.00	8/9/2017	8/9/2017	1/10/2018
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010365193	USD	15,000,000.00	15,000,000.00	8/9/2017	8/9/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010365288	USD	26,000,000.00	26,000,000.00	8/10/2017	8/10/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010365293	USD	8,979,000.00	8,979,000.00	8/10/2017	8/10/2017	10/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010365296	USD	155,000,000.00	155,000,000.00	8/10/2017	8/10/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010365276	USD	4,000,000.00	4,000,000.00	8/9/2017	8/11/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365391	USD	25,000,000.00	25,000,000.00	8/11/2017	8/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365409	USD	15,000,000.00	15,000,000.00	8/11/2017	8/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010365412	USD	2,000,000.00	2,000,000.00	8/11/2017	8/11/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365428	USD	400,000,000.00	400,000,000.00	8/11/2017	8/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010365429	USD	9,000,000.00	9,000,000.00	8/11/2017	8/11/2017	12/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010365495	USD	150,626,000.00	150,626,000.00	8/14/2017	8/14/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS13SEP17	0010365501	USD	15,000,000.00	15,000,000.00	8/14/2017	8/14/2017	9/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010365503	USD	2,000,000.00	2,000,000.00	8/14/2017	8/14/2017	10/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010365504	USD	11,800,000.00	11,800,000.00	8/14/2017	8/14/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010365505	USD	145,000,000.00	145,000,000.00	8/14/2017	8/14/2017	9/1/2017

Page 9/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010365506	USD	2,106,000.00	2,106,000.00	8/14/2017	8/14/2017	11/9/2017
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010365509	USD	9,070,000.00	9,070,000.00	8/14/2017	8/14/2017	10/2/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365508	USD	40,000,000.00	40,000,000.00	8/14/2017	8/15/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010365543	USD	12,500,000.00	12,500,000.00	8/14/2017	8/15/2017	11/9/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365551	USD	18,000,000.00	18,000,000.00	8/15/2017	8/15/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS24AUG17	0010365559	USD	400,000,000.00	400,000,000.00	8/15/2017	8/15/2017	8/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010365572	USD	400,000,000.00	400,000,000.00	8/15/2017	8/15/2017	8/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365573	USD	10,000,000.00	10,000,000.00	8/15/2017	8/15/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365574	USD	5,000,000.00	5,000,000.00	8/15/2017	8/15/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365685	USD	12,000,000.00	12,000,000.00	8/16/2017	8/16/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010365688	USD	19,160,000.00	19,160,000.00	8/16/2017	8/16/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365691	USD	30,000,000.00	30,000,000.00	8/16/2017	8/16/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365693	USD	44,600,000.00	44,600,000.00	8/16/2017	8/16/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365510	USD	10,000,000.00	10,000,000.00	8/14/2017	8/17/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365684	USD	70,000,000.00	70,000,000.00	8/16/2017	8/17/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010365713	USD	365,000,000.00	365,000,000.00	8/17/2017	8/17/2017	8/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010365715	USD	37,000,000.00	37,000,000.00	8/17/2017	8/17/2017	8/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365721	USD	1,100,000.00	1,100,000.00	8/17/2017	8/17/2017	9/5/2017

Page 10/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365708	USD	100,000,000.00	100,000,000.00	8/17/2017	8/18/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365710	USD	105,700,000.00	105,700,000.00	8/17/2017	8/18/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010365723	USD	18,845,000.00	18,845,000.00	8/17/2017	8/18/2017	8/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365743	USD	10,000,000.00	10,000,000.00	8/18/2017	8/18/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365747	USD	22,000,000.00	22,000,000.00	8/18/2017	8/18/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365763	USD	5,000,000.00	5,000,000.00	8/21/2017	8/21/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010365799	USD	100,000,000.00	100,000,000.00	8/23/2017	8/23/2017	10/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010365802	USD	16,500,000.00	16,500,000.00	8/23/2017	8/23/2017	1/17/2018
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365803	USD	10,000,000.00	10,000,000.00	8/23/2017	8/23/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010365804	USD	50,000,000.00	50,000,000.00	8/23/2017	8/23/2017	10/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010365810	USD	100,000,000.00	100,000,000.00	8/23/2017	8/23/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365822	USD	45,000,000.00	45,000,000.00	8/23/2017	8/23/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365823	USD	14,000,000.00	14,000,000.00	8/23/2017	8/23/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS22SEP17	0010365782	USD	150,260,000.00	150,260,000.00	8/22/2017	8/24/2017	9/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365849	USD	50,000,000.00	50,000,000.00	8/24/2017	8/24/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365850	USD	50,000,000.00	50,000,000.00	8/24/2017	8/24/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365866	USD	21,840,000.00	21,840,000.00	8/24/2017	8/24/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010365851	USD	100,000,000.00	100,000,000.00	8/24/2017	8/25/2017	9/15/2017

Page 11/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365888	USD	50,000,000.00	50,000,000.00	8/25/2017	8/25/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365897	USD	135,000,000.00	135,000,000.00	8/25/2017	8/25/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365898	USD	50,000,000.00	50,000,000.00	8/25/2017	8/25/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010365899	USD	100,000,000.00	100,000,000.00	8/25/2017	8/25/2017	10/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010365901	USD	40,000,000.00	40,000,000.00	8/25/2017	8/25/2017	10/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010365903	USD	9,700,000.00	9,700,000.00	8/28/2017	8/28/2017	11/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010365904	USD	126,000,000.00	126,000,000.00	8/28/2017	8/28/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010365905	USD	19,180,000.00	19,180,000.00	8/28/2017	8/28/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010365913	USD	26,500,000.00	26,500,000.00	8/29/2017	8/29/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010365916	USD	25,000,000.00	25,000,000.00	8/29/2017	8/29/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010365934	USD	5,000,000.00	5,000,000.00	8/29/2017	8/29/2017	12/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010365928	USD	500,000,000.00	500,000,000.00	8/29/2017	8/30/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010365941	USD	2,000,000.00	2,000,000.00	8/30/2017	8/30/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010365948	USD	92,000,000.00	92,000,000.00	8/30/2017	8/30/2017	10/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365950	USD	35,000,000.00	35,000,000.00	8/30/2017	8/30/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365951	USD	15,000,000.00	15,000,000.00	8/30/2017	8/30/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365952	USD	50,000,000.00	50,000,000.00	8/30/2017	8/30/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365953	USD	10,000,000.00	10,000,000.00	8/30/2017	8/30/2017	9/6/2017

Page 12/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365954	USD	48,400,000.00	48,400,000.00	8/30/2017	8/30/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365955	USD	45,000,000.00	45,000,000.00	8/30/2017	8/30/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010365956	USD	6,000,000.00	6,000,000.00	8/30/2017	8/30/2017	12/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010365963	USD	25,000,000.00	25,000,000.00	8/30/2017	8/30/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010365929	USD	500,000,000.00	500,000,000.00	8/29/2017	8/31/2017	10/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365986	USD	25,000,000.00	25,000,000.00	8/30/2017	8/31/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366003	USD	13,500,000.00	13,500,000.00	8/31/2017	8/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366020	USD	100,000,000.00	100,000,000.00	8/31/2017	8/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366044	USD	18,330,000.00	18,330,000.00	8/31/2017	8/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366045	USD	100,000,000.00	100,000,000.00	8/31/2017	8/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS14NOV17	0010366052	USD	42,000,000.00	42,000,000.00	8/31/2017	8/31/2017	11/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010366053	USD	65,000,000.00	65,000,000.00	8/31/2017	8/31/2017	10/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010366054	USD	65,000,000.00	65,000,000.00	8/31/2017	8/31/2017	10/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010366060	USD	25,000,000.00	25,000,000.00	8/31/2017	8/31/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366061	USD	45,000,000.00	45,000,000.00	8/31/2017	8/31/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010366065	USD	10,000,000.00	10,000,000.00	8/31/2017	8/31/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366387	USD	80,000,000.00	80,000,000.00	8/31/2017	9/1/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS12SEP17	0010366456	USD	284,000,000.00	284,000,000.00	9/1/2017	9/1/2017	9/12/2017

Page 13/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366459	USD	93,400,000.00	93,400,000.00	9/1/2017	9/1/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366460	USD	45,000,000.00	45,000,000.00	9/1/2017	9/1/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366461	USD	50,000,000.00	50,000,000.00	9/1/2017	9/1/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS12SEP17	0010366462	USD	11,900,000.00	11,900,000.00	9/1/2017	9/1/2017	9/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010366496	USD	1,100,000.00	1,100,000.00	9/5/2017	9/5/2017	10/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010366502	USD	10,000,000.00	10,000,000.00	9/5/2017	9/5/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010366503	USD	20,000,000.00	20,000,000.00	9/5/2017	9/5/2017	9/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010366507	USD	22,000,000.00	22,000,000.00	9/5/2017	9/5/2017	9/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366511	USD	10,000,000.00	10,000,000.00	9/5/2017	9/5/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010366519	USD	3,000,000.00	3,000,000.00	9/5/2017	9/5/2017	11/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366522	USD	15,000,000.00	15,000,000.00	9/5/2017	9/5/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010366527	USD	70,000,000.00	70,000,000.00	9/5/2017	9/6/2017	10/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010366529	USD	5,000,000.00	5,000,000.00	9/5/2017	9/6/2017	12/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS21DEC17	0010366530	USD	5,000,000.00	5,000,000.00	9/5/2017	9/6/2017	12/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010366553	USD	29,100,000.00	29,100,000.00	9/6/2017	9/6/2017	11/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS26SEP17	0010366554	USD	157,000,000.00	157,000,000.00	9/6/2017	9/6/2017	9/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010366555	USD	25,000,000.00	25,000,000.00	9/6/2017	9/6/2017	11/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010366556	USD	29,944,000.00	29,944,000.00	9/6/2017	9/6/2017	11/22/2017

Page 14/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010366557	USD	11,800,000.00	11,800,000.00	9/6/2017	9/6/2017	10/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JAN18	0010366558	USD	23,000,000.00	23,000,000.00	9/6/2017	9/6/2017	1/24/2018
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010366559	USD	14,500,000.00	14,500,000.00	9/6/2017	9/6/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS14NOV17	0010366560	USD	7,859,000.00	7,859,000.00	9/6/2017	9/6/2017	11/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS18JAN18	0010366574	USD	5,000,000.00	5,000,000.00	9/6/2017	9/6/2017	1/18/2018
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010366575	USD	5,000,000.00	5,000,000.00	9/6/2017	9/6/2017	12/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010366721	USD	12,585,000.00	12,585,000.00	9/8/2017	9/8/2017	11/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010366726	USD	100,000,000.00	100,000,000.00	9/8/2017	9/8/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010366961	USD	25,000,000.00	25,000,000.00	9/11/2017	9/11/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010366970	USD	30,000,000.00	30,000,000.00	9/11/2017	9/11/2017	10/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010366971	USD	184,000,000.00	184,000,000.00	9/11/2017	9/11/2017	10/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010366976	USD	100,000,000.00	100,000,000.00	9/11/2017	9/11/2017	10/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010366991	USD	13,000,000.00	13,000,000.00	9/11/2017	9/11/2017	10/2/2017
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010366987	USD	3,500,000.00	3,500,000.00	9/11/2017	9/12/2017	12/4/2017
DIN/SELL USD/IBRD/DIN IBRDUS16NOV17	0010366989	USD	400,000,000.00	400,000,000.00	9/11/2017	9/12/2017	11/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367024	USD	100,000,000.00	100,000,000.00	9/12/2017	9/12/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010367044	USD	16,000,000.00	16,000,000.00	9/12/2017	9/12/2017	10/2/2017
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010366990	USD	600,000,000.00	600,000,000.00	9/11/2017	9/13/2017	12/15/2017

Page 15/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010367074	USD	100,000,000.00	100,000,000.00	9/12/2017	9/13/2017	12/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367131	USD	50,000,000.00	50,000,000.00	9/13/2017	9/13/2017	10/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367152	USD	15,000,000.00	15,000,000.00	9/13/2017	9/13/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367153	USD	20,000,000.00	20,000,000.00	9/13/2017	9/13/2017	10/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS13DEC17	0010367154	USD	2,000,000.00	2,000,000.00	9/13/2017	9/13/2017	12/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010367161	USD	5,000,000.00	5,000,000.00	9/13/2017	9/13/2017	11/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010367162	USD	1,000,000.00	1,000,000.00	9/13/2017	9/13/2017	11/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010367165	USD	17,000,000.00	17,000,000.00	9/13/2017	9/13/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010367166	USD	5,000,000.00	5,000,000.00	9/13/2017	9/13/2017	12/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010367221	USD	25,000,000.00	25,000,000.00	9/14/2017	9/14/2017	11/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS2NOV17	0010367222	USD	40,000,000.00	40,000,000.00	9/14/2017	9/14/2017	11/2/2017
DIN/SELL USD/IBRD/DIN IBRDUS17OCT17	0010367223	USD	136,025,000.00	136,025,000.00	9/14/2017	9/14/2017	10/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367224	USD	14,753,000.00	14,753,000.00	9/14/2017	9/14/2017	11/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367229	USD	10,000,000.00	10,000,000.00	9/14/2017	9/14/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010367230	USD	26,500,000.00	26,500,000.00	9/14/2017	9/14/2017	10/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010367233	USD	25,000,000.00	25,000,000.00	9/14/2017	9/14/2017	10/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367234	USD	100,000,000.00	100,000,000.00	9/14/2017	9/14/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010367241	USD	30,000,000.00	30,000,000.00	9/14/2017	9/14/2017	10/24/2017

Page 16/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010367346	USD	10,000,000.00	10,000,000.00	9/15/2017	9/15/2017	10/2/2017
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010367351	USD	20,000,000.00	20,000,000.00	9/15/2017	9/15/2017	11/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010367357	USD	12,500,000.00	12,500,000.00	9/15/2017	9/15/2017	11/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010367359	USD	50,000,000.00	50,000,000.00	9/15/2017	9/15/2017	11/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367368	USD	100,000,000.00	100,000,000.00	9/15/2017	9/15/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010367370	USD	2,000,000.00	2,000,000.00	9/15/2017	9/15/2017	12/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010367371	USD	131,000,000.00	131,000,000.00	9/15/2017	9/15/2017	11/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010367362	USD	100,000,000.00	100,000,000.00	9/15/2017	9/18/2017	10/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010367369	USD	10,000,000.00	10,000,000.00	9/15/2017	9/18/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010367419	USD	50,000,000.00	50,000,000.00	9/18/2017	9/18/2017	11/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010367420	USD	128,000,000.00	128,000,000.00	9/18/2017	9/18/2017	11/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010367423	USD	5,000,000.00	5,000,000.00	9/18/2017	9/18/2017	12/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010367424	USD	9,860,000.00	9,860,000.00	9/18/2017	9/19/2017	11/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367606	USD	100,000,000.00	100,000,000.00	9/19/2017	9/20/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010367622	USD	25,000,000.00	25,000,000.00	9/20/2017	9/20/2017	10/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010367625	USD	30,000,000.00	30,000,000.00	9/20/2017	9/20/2017	10/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367626	USD	8,000,000.00	8,000,000.00	9/20/2017	9/20/2017	11/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367627	USD	14,000,000.00	14,000,000.00	9/20/2017	9/20/2017	11/15/2017

Page 17/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17NOV17	0010367628	USD	45,000,000.00	45,000,000.00	9/20/2017	9/20/2017	11/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS16NOV17	0010367629	USD	75,000,000.00	75,000,000.00	9/20/2017	9/20/2017	11/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367632	USD	100,000,000.00	100,000,000.00	9/20/2017	9/20/2017	10/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010367634	USD	100,000,000.00	100,000,000.00	9/20/2017	9/20/2017	12/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367635	USD	10,000,000.00	10,000,000.00	9/20/2017	9/20/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS12OCT17	0010367637	USD	50,000,000.00	50,000,000.00	9/20/2017	9/20/2017	10/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367638	USD	45,000,000.00	45,000,000.00	9/20/2017	9/20/2017	11/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS12OCT17	0010367689	USD	100,000,000.00	100,000,000.00	9/21/2017	9/21/2017	10/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS6DEC17	0010367690	USD	30,067,000.00	30,067,000.00	9/21/2017	9/21/2017	12/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010367691	USD	100,000,000.00	100,000,000.00	9/21/2017	9/21/2017	10/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367692	USD	100,000,000.00	100,000,000.00	9/21/2017	9/21/2017	10/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS5OCT17	0010367639	USD	6,079,000.00	6,079,000.00	9/20/2017	9/22/2017	10/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367705	USD	65,000,000.00	65,000,000.00	9/21/2017	9/22/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367715	USD	13,000,000.00	13,000,000.00	9/22/2017	9/22/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367716	USD	15,000,000.00	15,000,000.00	9/22/2017	9/22/2017	10/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367717	USD	105,000,000.00	105,000,000.00	9/22/2017	9/22/2017	10/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010367720	USD	15,000,000.00	15,000,000.00	9/22/2017	9/22/2017	10/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010367721	USD	10,000,000.00	10,000,000.00	9/22/2017	9/22/2017	10/23/2017

Page 18/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010367722	USD	3,000,000.00	3,000,000.00	9/22/2017	9/22/2017	2/1/2018
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010367723	USD	3,000,000.00	3,000,000.00	9/22/2017	9/22/2017	1/2/2018
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010367724	USD	100,000,000.00	100,000,000.00	9/22/2017	9/22/2017	10/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS30OCT17	0010367725	USD	100,000,000.00	100,000,000.00	9/22/2017	9/22/2017	10/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010367718	USD	11,839,000.00	11,839,000.00	9/22/2017	9/25/2017	2/1/2018
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010367728	USD	25,000,000.00	25,000,000.00	9/22/2017	9/25/2017	1/22/2018
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010367729	USD	25,000,000.00	25,000,000.00	9/22/2017	9/25/2017	2/22/2018
DIN/SELL USD/IBRD/DIN IBRDUS11DEC17	0010367741	USD	14,500,000.00	14,500,000.00	9/25/2017	9/25/2017	12/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS11DEC17	0010367742	USD	20,000,000.00	20,000,000.00	9/25/2017	9/25/2017	12/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367743	USD	1,000,000.00	1,000,000.00	9/25/2017	9/25/2017	10/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367744	USD	25,000,000.00	25,000,000.00	9/25/2017	9/25/2017	10/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367745	USD	49,000,000.00	49,000,000.00	9/25/2017	9/25/2017	10/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367747	USD	100,000,000.00	100,000,000.00	9/25/2017	9/25/2017	10/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS26SEP17	0010367750	USD	1,000,000.00	1,000,000.00	9/25/2017	9/25/2017	9/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010367753	USD	12,000,000.00	12,000,000.00	9/25/2017	9/25/2017	12/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010367754	USD	35,000,000.00	35,000,000.00	9/25/2017	9/26/2017	10/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010367755	USD	18,500,000.00	18,500,000.00	9/25/2017	9/26/2017	12/4/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010367769	USD	1,000,000.00	1,000,000.00	9/26/2017	9/26/2017	9/27/2017

Page 19/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010367876	USD	25,000,000.00	25,000,000.00	9/28/2017	10/2/2017	10/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367877	USD	25,000,000.00	25,000,000.00	9/28/2017	10/2/2017	10/16/2017

Sub-total New Borrowings—United States Dollar			19,897,922,000.00	19,897,922,000.00

Total New Borrowings				19,897,922,000.00

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010350872	USD	-100,000,000.00	-100,000,000.00	1/4/2017	1/4/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS14JUL17	0010351782	USD	-10,000,000.00	-10,000,000.00	1/13/2017	1/13/2017	7/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010353723	USD	-15,000,000.00	-15,000,000.00	2/13/2017	2/15/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010356704	USD	-200,000,000.00	-200,000,000.00	3/29/2017	3/30/2017	7/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS9AUG17	0010356845	USD	-21,000,000.00	-21,000,000.00	3/31/2017	3/31/2017	8/9/2017
DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010357898	USD	-7,500,000.00	-7,500,000.00	4/12/2017	4/12/2017	8/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS3AUG17	0010357942	USD	-16,000,000.00	-16,000,000.00	4/13/2017	4/13/2017	8/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010358144	USD	-5,000,000.00	-5,000,000.00	4/17/2017	4/18/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358145	USD	-5,000,000.00	-5,000,000.00	4/17/2017	4/18/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS19SEP17	0010358277	USD	-20,000,000.00	-20,000,000.00	4/19/2017	4/19/2017	9/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010358320	USD	-10,000,000.00	-10,000,000.00	4/20/2017	4/20/2017	8/21/2017

Page 20/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010358324	USD	-100,000,000.00	-100,000,000.00	4/20/2017	4/20/2017	7/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010358328	USD	-9,900,000.00	-9,900,000.00	4/20/2017	4/20/2017	7/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010358329	USD	-15,000,000.00	-15,000,000.00	4/20/2017	4/20/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS20JUL17	0010358316	USD	-250,000,000.00	-250,000,000.00	4/20/2017	4/21/2017	7/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010358359	USD	-50,000,000.00	-50,000,000.00	4/21/2017	4/21/2017	7/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010358377	USD	-100,000,000.00	-100,000,000.00	4/24/2017	4/24/2017	8/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010358379	USD	-100,000,000.00	-100,000,000.00	4/24/2017	4/24/2017	7/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010358373	USD	-7,520,000.00	-7,520,000.00	4/24/2017	4/25/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010358389	USD	-200,000,000.00	-200,000,000.00	4/25/2017	4/25/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010358394	USD	-200,000,000.00	-200,000,000.00	4/25/2017	4/25/2017	8/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010358419	USD	-70,000,000.00	-70,000,000.00	4/26/2017	4/26/2017	7/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010358450	USD	-10,000,000.00	-10,000,000.00	4/27/2017	4/27/2017	8/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010358423	USD	-5,000,000.00	-5,000,000.00	4/26/2017	4/28/2017	7/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010358788	USD	-10,000,000.00	-10,000,000.00	5/1/2017	5/1/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010358790	USD	-5,000,000.00	-5,000,000.00	5/1/2017	5/1/2017	7/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358859	USD	-2,000,000.00	-2,000,000.00	5/2/2017	5/2/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358909	USD	-25,000,000.00	-25,000,000.00	5/3/2017	5/3/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010358910	USD	-25,000,000.00	-25,000,000.00	5/3/2017	5/3/2017	7/31/2017

Page 21/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358912	USD	-50,000,000.00	-50,000,000.00	5/3/2017	5/3/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358914	USD	-50,000,000.00	-50,000,000.00	5/3/2017	5/3/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358994	USD	-3,580,000.00	-3,580,000.00	5/4/2017	5/4/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010359332	USD	-2,000,000.00	-2,000,000.00	5/5/2017	5/5/2017	7/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010359381	USD	-100,000,000.00	-100,000,000.00	5/8/2017	5/8/2017	7/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010359557	USD	-2,000,000.00	-2,000,000.00	5/10/2017	5/10/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010359623	USD	-14,000,000.00	-14,000,000.00	5/10/2017	5/10/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010359622	USD	-1,980,000.00	-1,980,000.00	5/10/2017	5/11/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010359634	USD	-134,000,000.00	-134,000,000.00	5/11/2017	5/11/2017	7/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS11AUG17	0010359654	USD	-3,000,000.00	-3,000,000.00	5/11/2017	5/11/2017	8/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010359625	USD	-750,000.00	-750,000.00	5/10/2017	5/12/2017	8/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010359681	USD	-500,000.00	-500,000.00	5/11/2017	5/12/2017	7/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010359866	USD	-40,000,000.00	-40,000,000.00	5/15/2017	5/15/2017	7/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS11JUL17	0010359870	USD	-50,000,000.00	-50,000,000.00	5/15/2017	5/15/2017	7/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010360153	USD	-150,000,000.00	-150,000,000.00	5/19/2017	5/19/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS19JUL17	0010360247	USD	-150,000,000.00	-150,000,000.00	5/22/2017	5/22/2017	7/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS20JUL17	0010360252	USD	-50,000,000.00	-50,000,000.00	5/22/2017	5/23/2017	7/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010360407	USD	-5,000,000.00	-5,000,000.00	5/24/2017	5/24/2017	8/23/2017

Page 22/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010360433	USD	-190,000,000.00	-190,000,000.00	5/24/2017	5/24/2017	7/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010360434	USD	-2,000,000.00	-2,000,000.00	5/24/2017	5/24/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010360355	USD	-100,000,000.00	-100,000,000.00	5/23/2017	5/25/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS14JUL17	0010360506	USD	-25,000,000.00	-25,000,000.00	5/25/2017	5/25/2017	7/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010360509	USD	-34,000,000.00	-34,000,000.00	5/25/2017	5/25/2017	7/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS22SEP17	0010360459	USD	-100,000,000.00	-100,000,000.00	5/24/2017	5/26/2017	9/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010360581	USD	-50,000,000.00	-50,000,000.00	5/30/2017	5/31/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010360627	USD	-25,000,000.00	-25,000,000.00	5/31/2017	5/31/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010360644	USD	-50,000,000.00	-50,000,000.00	5/31/2017	5/31/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010360989	USD	-50,000,000.00	-50,000,000.00	6/1/2017	6/1/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS26JUL17	0010361015	USD	-125,000,000.00	-125,000,000.00	6/1/2017	6/1/2017	7/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010361016	USD	-50,000,000.00	-50,000,000.00	6/1/2017	6/1/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010361043	USD	-1,000,000.00	-1,000,000.00	6/1/2017	6/2/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010361090	USD	-15,000,000.00	-15,000,000.00	6/2/2017	6/2/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010361062	USD	-30,000,000.00	-30,000,000.00	6/1/2017	6/5/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010361102	USD	-30,000,000.00	-30,000,000.00	6/5/2017	6/5/2017	8/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010361103	USD	-30,300,000.00	-30,300,000.00	6/5/2017	6/5/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010361105	USD	-3,000,000.00	-3,000,000.00	6/5/2017	6/5/2017	9/5/2017

Page 23/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010361111	USD	-100,000,000.00	-100,000,000.00	6/5/2017	6/5/2017	7/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS19JUL17	0010361108	USD	-25,000,000.00	-25,000,000.00	6/5/2017	6/6/2017	7/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010361109	USD	-20,000,000.00	-20,000,000.00	6/5/2017	6/6/2017	7/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010361149	USD	-140,000,000.00	-140,000,000.00	6/6/2017	6/6/2017	7/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010361163	USD	-1,000,000.00	-1,000,000.00	6/6/2017	6/6/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010361135	USD	-300,000,000.00	-300,000,000.00	6/6/2017	6/7/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010361204	USD	-22,000,000.00	-22,000,000.00	6/7/2017	6/7/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010361205	USD	-159,047,000.00	-159,047,000.00	6/7/2017	6/7/2017	7/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010361209	USD	-10,000,000.00	-10,000,000.00	6/7/2017	6/7/2017	7/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010361214	USD	-25,000,000.00	-25,000,000.00	6/7/2017	6/7/2017	7/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010361366	USD	-15,000,000.00	-15,000,000.00	6/8/2017	6/8/2017	8/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010361398	USD	-556,000.00	-556,000.00	6/8/2017	6/8/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS11AUG17	0010361668	USD	-4,000,000.00	-4,000,000.00	6/9/2017	6/12/2017	8/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010361691	USD	-29,944,000.00	-29,944,000.00	6/12/2017	6/12/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS11JUL17	0010361711	USD	-12,500,000.00	-12,500,000.00	6/13/2017	6/13/2017	7/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS2AUG17	0010361722	USD	-400,000,000.00	-400,000,000.00	6/13/2017	6/13/2017	8/2/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010361784	USD	-9,100,000.00	-9,100,000.00	6/13/2017	6/13/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS4AUG17	0010361724	USD	-300,000,000.00	-300,000,000.00	6/13/2017	6/14/2017	8/4/2017

Page 24/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3AUG17	0010361725	USD	-300,000,000.00	-300,000,000.00	6/13/2017	6/14/2017	8/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010361862	USD	-4,000,000.00	-4,000,000.00	6/14/2017	6/14/2017	8/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010361993	USD	-50,000,000.00	-50,000,000.00	6/15/2017	6/15/2017	7/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010361998	USD	-75,000,000.00	-75,000,000.00	6/15/2017	6/15/2017	8/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS4AUG17	0010362005	USD	-110,000,000.00	-110,000,000.00	6/15/2017	6/15/2017	8/4/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010362006	USD	-100,000,000.00	-100,000,000.00	6/15/2017	6/15/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010362164	USD	-8,800,000.00	-8,800,000.00	6/16/2017	6/16/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010362168	USD	-7,400,000.00	-7,400,000.00	6/16/2017	6/16/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010362177	USD	-50,000,000.00	-50,000,000.00	6/16/2017	6/19/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362206	USD	-3,000,000.00	-3,000,000.00	6/16/2017	6/19/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362262	USD	-100,000,000.00	-100,000,000.00	6/19/2017	6/19/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010362266	USD	-40,000,000.00	-40,000,000.00	6/19/2017	6/19/2017	7/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010362267	USD	-22,500,000.00	-22,500,000.00	6/19/2017	6/19/2017	7/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010362289	USD	-15,000,000.00	-15,000,000.00	6/19/2017	6/19/2017	7/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362261	USD	-100,000,000.00	-100,000,000.00	6/19/2017	6/20/2017	7/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362311	USD	-100,000,000.00	-100,000,000.00	6/20/2017	6/20/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010362315	USD	-100,000,000.00	-100,000,000.00	6/20/2017	6/20/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362316	USD	-25,000,000.00	-25,000,000.00	6/20/2017	6/20/2017	8/1/2017

Page 25/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24AUG17	0010362317	USD	-40,000,000.00	-40,000,000.00	6/20/2017	6/20/2017	8/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362319	USD	-50,000,000.00	-50,000,000.00	6/20/2017	6/20/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010362320	USD	-32,500,000.00	-32,500,000.00	6/20/2017	6/20/2017	8/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010362326	USD	-15,000,000.00	-15,000,000.00	6/20/2017	6/20/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010362205	USD	-100,000,000.00	-100,000,000.00	6/16/2017	6/21/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362318	USD	-50,000,000.00	-50,000,000.00	6/20/2017	6/21/2017	7/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362332	USD	-1,625,000.00	-1,625,000.00	6/21/2017	6/21/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010362333	USD	-25,000,000.00	-25,000,000.00	6/21/2017	6/21/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010362351	USD	-16,908,000.00	-16,908,000.00	6/22/2017	6/22/2017	7/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362352	USD	-20,000,000.00	-20,000,000.00	6/22/2017	6/22/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS9AUG17	0010362355	USD	-137,000,000.00	-137,000,000.00	6/22/2017	6/22/2017	8/9/2017
DIN/SELL USD/IBRD/DIN IBRDUS28SEP17	0010362356	USD	-13,857,000.00	-13,857,000.00	6/22/2017	6/22/2017	9/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS28SEP17	0010362358	USD	-15,000,000.00	-15,000,000.00	6/22/2017	6/22/2017	9/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362359	USD	-20,000,000.00	-20,000,000.00	6/22/2017	6/22/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362360	USD	-5,000,000.00	-5,000,000.00	6/22/2017	6/22/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362361	USD	-3,500,000.00	-3,500,000.00	6/22/2017	6/22/2017	7/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362337	USD	-7,520,000.00	-7,520,000.00	6/21/2017	6/23/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS22SEP17	0010362354	USD	-200,000,000.00	-200,000,000.00	6/22/2017	6/23/2017	9/22/2017

Page 26/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362357	USD	-100,000,000.00	-100,000,000.00	6/22/2017	6/23/2017	7/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010362370	USD	-95,000,000.00	-95,000,000.00	6/23/2017	6/23/2017	8/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362371	USD	-10,000,000.00	-10,000,000.00	6/23/2017	6/23/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010362372	USD	-50,000,000.00	-50,000,000.00	6/23/2017	6/23/2017	7/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362374	USD	-117,000,000.00	-117,000,000.00	6/23/2017	6/23/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362379	USD	-10,625,000.00	-10,625,000.00	6/23/2017	6/23/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362373	USD	-45,000,000.00	-45,000,000.00	6/23/2017	6/26/2017	7/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362404	USD	-28,500,000.00	-28,500,000.00	6/26/2017	6/26/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362408	USD	-50,000,000.00	-50,000,000.00	6/26/2017	6/26/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362409	USD	-32,000,000.00	-32,000,000.00	6/26/2017	6/26/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS18AUG17	0010362410	USD	-22,000,000.00	-22,000,000.00	6/26/2017	6/26/2017	8/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362415	USD	-81,000,000.00	-81,000,000.00	6/26/2017	6/26/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010362416	USD	-5,000,000.00	-5,000,000.00	6/26/2017	6/26/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362417	USD	-50,000,000.00	-50,000,000.00	6/26/2017	6/26/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010362418	USD	-20,000,000.00	-20,000,000.00	6/26/2017	6/26/2017	7/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362381	USD	-8,000,000.00	-8,000,000.00	6/23/2017	6/27/2017	7/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010362426	USD	-25,000,000.00	-25,000,000.00	6/27/2017	6/27/2017	8/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010362427	USD	-26,500,000.00	-26,500,000.00	6/27/2017	6/27/2017	8/29/2017

Page 27/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010362429	USD	-4,005,000.00	-4,005,000.00	6/27/2017	6/27/2017	8/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362430	USD	-7,007,000.00	-7,007,000.00	6/27/2017	6/27/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362432	USD	-4,006,000.00	-4,006,000.00	6/27/2017	6/27/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010362434	USD	-25,000,000.00	-25,000,000.00	6/27/2017	6/27/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010362435	USD	-100,000,000.00	-100,000,000.00	6/27/2017	6/27/2017	7/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362436	USD	-19,000,000.00	-19,000,000.00	6/27/2017	6/27/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362444	USD	-11,000,000.00	-11,000,000.00	6/27/2017	6/27/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362445	USD	-15,000,000.00	-15,000,000.00	6/27/2017	6/27/2017	7/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010362447	USD	-100,000,000.00	-100,000,000.00	6/27/2017	6/27/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362403	USD	-50,000,000.00	-50,000,000.00	6/26/2017	6/28/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362425	USD	-2,900,000.00	-2,900,000.00	6/27/2017	6/28/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362433	USD	-50,000,000.00	-50,000,000.00	6/27/2017	6/28/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362446	USD	-10,000,000.00	-10,000,000.00	6/27/2017	6/28/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010362498	USD	-25,000,000.00	-25,000,000.00	6/28/2017	6/28/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362501	USD	-1,000,000.00	-1,000,000.00	6/28/2017	6/28/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362502	USD	-15,849,000.00	-15,849,000.00	6/28/2017	6/28/2017	7/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362503	USD	-60,000,000.00	-60,000,000.00	6/28/2017	6/28/2017	7/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362504	USD	-200,000,000.00	-200,000,000.00	6/28/2017	6/28/2017	7/31/2017

Page 28/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010362505	USD	-6,000,000.00	-6,000,000.00	6/28/2017	6/28/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010362508	USD	-4,000,000.00	-4,000,000.00	6/28/2017	6/29/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362509	USD	-25,000,000.00	-25,000,000.00	6/28/2017	6/29/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362510	USD	-25,000,000.00	-25,000,000.00	6/28/2017	6/29/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362527	USD	-100,000,000.00	-100,000,000.00	6/29/2017	6/29/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362530	USD	-100,000,000.00	-100,000,000.00	6/29/2017	6/29/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362532	USD	-25,000,000.00	-25,000,000.00	6/29/2017	6/29/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362536	USD	-100,000,000.00	-100,000,000.00	6/29/2017	6/29/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362525	USD	-230,000,000.00	-230,000,000.00	6/29/2017	6/30/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS26JUL17	0010362528	USD	-50,000,000.00	-50,000,000.00	6/29/2017	6/30/2017	7/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362534	USD	-45,000,000.00	-45,000,000.00	6/29/2017	6/30/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362535	USD	-50,000,000.00	-50,000,000.00	6/29/2017	6/30/2017	7/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362680	USD	-50,000,000.00	-50,000,000.00	6/30/2017	6/30/2017	7/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362967	USD	-75,000,000.00	-75,000,000.00	7/5/2017	7/5/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010362968	USD	-15,000,000.00	-15,000,000.00	7/5/2017	7/5/2017	8/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362969	USD	-75,000,000.00	-75,000,000.00	7/5/2017	7/5/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS8SEP17	0010362973	USD	-12,557,000.00	-12,557,000.00	7/5/2017	7/5/2017	9/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362974	USD	-41,500,000.00	-41,500,000.00	7/5/2017	7/5/2017	7/17/2017

Page 29/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010362977	USD	-2,000,000.00	-2,000,000.00	7/5/2017	7/5/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS27JUL17	0010362995	USD	-3,500,000.00	-3,500,000.00	7/6/2017	7/6/2017	7/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362996	USD	-18,000,000.00	-18,000,000.00	7/6/2017	7/6/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362997	USD	-6,000,000.00	-6,000,000.00	7/6/2017	7/6/2017	7/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363083	USD	-60,000,000.00	-60,000,000.00	7/7/2017	7/7/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363086	USD	-34,000,000.00	-34,000,000.00	7/7/2017	7/7/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363096	USD	-7,000,000.00	-7,000,000.00	7/7/2017	7/7/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010363586	USD	-125,000,000.00	-125,000,000.00	7/11/2017	7/11/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363587	USD	-14,500,000.00	-14,500,000.00	7/11/2017	7/11/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363588	USD	-5,000,000.00	-5,000,000.00	7/11/2017	7/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010363663	USD	-70,000,000.00	-70,000,000.00	7/12/2017	7/12/2017	8/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS19SEP17	0010363686	USD	-250,000,000.00	-250,000,000.00	7/12/2017	7/12/2017	9/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363688	USD	-4,000,000.00	-4,000,000.00	7/12/2017	7/12/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010363711	USD	-4,075,000.00	-4,075,000.00	7/12/2017	7/12/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363685	USD	-500,000,000.00	-500,000,000.00	7/12/2017	7/13/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363687	USD	-250,000,000.00	-250,000,000.00	7/12/2017	7/13/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS20SEP17	0010363789	USD	-250,000,000.00	-250,000,000.00	7/13/2017	7/13/2017	9/20/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010363791	USD	-11,500,000.00	-11,500,000.00	7/13/2017	7/13/2017	8/7/2017

Page 30/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363794	USD	-43,000,000.00	-43,000,000.00	7/13/2017	7/13/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010363795	USD	-50,000,000.00	-50,000,000.00	7/13/2017	7/13/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010363796	USD	-40,000,000.00	-40,000,000.00	7/13/2017	7/13/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363799	USD	-165,169,000.00	-165,169,000.00	7/13/2017	7/13/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010363805	USD	-30,000,000.00	-30,000,000.00	7/13/2017	7/13/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010363808	USD	-50,000,000.00	-50,000,000.00	7/13/2017	7/13/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010363811	USD	-50,000,000.00	-50,000,000.00	7/13/2017	7/13/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010363823	USD	-100,000,000.00	-100,000,000.00	7/13/2017	7/13/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363826	USD	-3,500,000.00	-3,500,000.00	7/13/2017	7/13/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010363828	USD	-10,000,000.00	-10,000,000.00	7/13/2017	7/13/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS21SEP17	0010363788	USD	-250,000,000.00	-250,000,000.00	7/13/2017	7/14/2017	9/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS21SEP17	0010363790	USD	-250,000,000.00	-250,000,000.00	7/13/2017	7/14/2017	9/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010363792	USD	-50,000,000.00	-50,000,000.00	7/13/2017	7/14/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS18AUG17	0010363873	USD	-10,000,000.00	-10,000,000.00	7/13/2017	7/14/2017	8/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010363933	USD	-2,500,000.00	-2,500,000.00	7/13/2017	7/14/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010363954	USD	-200,000,000.00	-200,000,000.00	7/14/2017	7/14/2017	7/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010363958	USD	-20,000,000.00	-20,000,000.00	7/14/2017	7/14/2017	8/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010363950	USD	-3,100,000.00	-3,100,000.00	7/14/2017	7/17/2017	8/14/2017

Page 31/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010363992	USD	-50,000,000.00	-50,000,000.00	7/17/2017	7/17/2017	7/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010363997	USD	-100,000,000.00	-100,000,000.00	7/17/2017	7/17/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010364003	USD	-100,000,000.00	-100,000,000.00	7/17/2017	7/17/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364004	USD	-50,000,000.00	-50,000,000.00	7/17/2017	7/17/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010363987	USD	-100,000,000.00	-100,000,000.00	7/17/2017	7/18/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010363995	USD	-100,000,000.00	-100,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010363996	USD	-100,000,000.00	-100,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364002	USD	-50,000,000.00	-50,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364028	USD	-50,000,000.00	-50,000,000.00	7/17/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010364106	USD	-90,000,000.00	-90,000,000.00	7/18/2017	7/18/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364107	USD	-20,000,000.00	-20,000,000.00	7/18/2017	7/18/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364108	USD	-2,500,000.00	-2,500,000.00	7/18/2017	7/18/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364109	USD	-18,210,000.00	-18,210,000.00	7/18/2017	7/18/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364121	USD	-21,000,000.00	-21,000,000.00	7/18/2017	7/18/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364122	USD	-100,000,000.00	-100,000,000.00	7/18/2017	7/18/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010364123	USD	-25,000,000.00	-25,000,000.00	7/18/2017	7/18/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010364124	USD	-1,000,000.00	-1,000,000.00	7/18/2017	7/18/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364125	USD	-18,000,000.00	-18,000,000.00	7/18/2017	7/18/2017	7/31/2017

Page 32/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364139	USD	-10,000,000.00	-10,000,000.00	7/18/2017	7/18/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010364169	USD	-100,000,000.00	-100,000,000.00	7/19/2017	7/19/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010364173	USD	-50,000,000.00	-50,000,000.00	7/19/2017	7/19/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010364158	USD	-50,000,000.00	-50,000,000.00	7/19/2017	7/20/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364175	USD	-200,000,000.00	-200,000,000.00	7/19/2017	7/20/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010364194	USD	-50,000,000.00	-50,000,000.00	7/20/2017	7/20/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010364195	USD	-50,000,000.00	-50,000,000.00	7/20/2017	7/20/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS21SEP17	0010364196	USD	-40,000,000.00	-40,000,000.00	7/20/2017	7/20/2017	9/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010364198	USD	-50,000,000.00	-50,000,000.00	7/20/2017	7/20/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS18AUG17	0010364199	USD	-155,000,000.00	-155,000,000.00	7/20/2017	7/20/2017	8/18/2017
DIN/SELL USD/IBRD/DIN IBRDUS24AUG17	0010364201	USD	-150,140,000.00	-150,140,000.00	7/20/2017	7/20/2017	8/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010364223	USD	-35,400,000.00	-35,400,000.00	7/21/2017	7/21/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010364224	USD	-100,000,000.00	-100,000,000.00	7/21/2017	7/21/2017	7/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010364225	USD	-32,500,000.00	-32,500,000.00	7/21/2017	7/21/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364226	USD	-7,000,000.00	-7,000,000.00	7/21/2017	7/21/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010364227	USD	-73,000,000.00	-73,000,000.00	7/21/2017	7/21/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010364228	USD	-20,000,000.00	-20,000,000.00	7/21/2017	7/21/2017	7/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364245	USD	-30,300,000.00	-30,300,000.00	7/24/2017	7/24/2017	9/6/2017

Page 33/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364248	USD	-3,800,000.00	-3,800,000.00	7/24/2017	7/24/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364249	USD	-39,044,000.00	-39,044,000.00	7/24/2017	7/24/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010364284	USD	-6,000,000.00	-6,000,000.00	7/25/2017	7/26/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010364306	USD	-120,000,000.00	-120,000,000.00	7/26/2017	7/26/2017	8/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010364328	USD	-20,000,000.00	-20,000,000.00	7/27/2017	7/27/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010364329	USD	-40,000,000.00	-40,000,000.00	7/27/2017	7/27/2017	7/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS28SEP17	0010364330	USD	-50,000,000.00	-50,000,000.00	7/27/2017	7/27/2017	9/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010364331	USD	-3,500,000.00	-3,500,000.00	7/27/2017	7/27/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364459	USD	-40,000,000.00	-40,000,000.00	7/31/2017	7/31/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364487	USD	-405,000,000.00	-405,000,000.00	7/31/2017	7/31/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010364491	USD	-100,000,000.00	-100,000,000.00	7/31/2017	7/31/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010364500	USD	-200,000,000.00	-200,000,000.00	7/31/2017	7/31/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010364510	USD	-200,000,000.00	-200,000,000.00	7/31/2017	7/31/2017	8/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010364537	USD	-6,000,000.00	-6,000,000.00	7/31/2017	7/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010364755	USD	-30,000,000.00	-30,000,000.00	8/1/2017	8/1/2017	9/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010364760	USD	-45,000,000.00	-45,000,000.00	8/1/2017	8/1/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364798	USD	-33,000,000.00	-33,000,000.00	8/1/2017	8/1/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364799	USD	-30,000,000.00	-30,000,000.00	8/1/2017	8/1/2017	8/30/2017

Page 34/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010364821	USD	-19,000,000.00	-19,000,000.00	8/2/2017	8/2/2017	8/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010364829	USD	-30,000,000.00	-30,000,000.00	8/2/2017	8/2/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010364877	USD	-50,000,000.00	-50,000,000.00	8/3/2017	8/3/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010364886	USD	-23,881,000.00	-23,881,000.00	8/3/2017	8/3/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS26SEP17	0010364912	USD	-6,000,000.00	-6,000,000.00	8/3/2017	8/3/2017	9/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010364959	USD	-75,000,000.00	-75,000,000.00	8/3/2017	8/4/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS8SEP17	0010364960	USD	-50,000,000.00	-50,000,000.00	8/3/2017	8/4/2017	9/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010364988	USD	-26,500,000.00	-26,500,000.00	8/7/2017	8/7/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010364991	USD	-3,500,000.00	-3,500,000.00	8/7/2017	8/7/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010364996	USD	-23,700,000.00	-23,700,000.00	8/7/2017	8/7/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS22AUG17	0010365015	USD	-150,000,000.00	-150,000,000.00	8/7/2017	8/7/2017	8/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010364990	USD	-25,000,000.00	-25,000,000.00	8/7/2017	8/8/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010365055	USD	-32,500,000.00	-32,500,000.00	8/8/2017	8/8/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365076	USD	-10,200,000.00	-10,200,000.00	8/8/2017	8/8/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010365189	USD	-96,000,000.00	-96,000,000.00	8/9/2017	8/9/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010365193	USD	-15,000,000.00	-15,000,000.00	8/9/2017	8/9/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010365288	USD	-26,000,000.00	-26,000,000.00	8/10/2017	8/10/2017	8/16/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010365296	USD	-155,000,000.00	-155,000,000.00	8/10/2017	8/10/2017	9/1/2017

Page 35/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365391	USD	-25,000,000.00	-25,000,000.00	8/11/2017	8/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365409	USD	-15,000,000.00	-15,000,000.00	8/11/2017	8/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS7SEP17	0010365412	USD	-2,000,000.00	-2,000,000.00	8/11/2017	8/11/2017	9/7/2017
DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010365428	USD	-400,000,000.00	-400,000,000.00	8/11/2017	8/11/2017	8/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010365495	USD	-150,626,000.00	-150,626,000.00	8/14/2017	8/14/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS13SEP17	0010365501	USD	-15,000,000.00	-15,000,000.00	8/14/2017	8/14/2017	9/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010365504	USD	-11,800,000.00	-11,800,000.00	8/14/2017	8/14/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010365505	USD	-145,000,000.00	-145,000,000.00	8/14/2017	8/14/2017	9/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365508	USD	-40,000,000.00	-40,000,000.00	8/14/2017	8/15/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365551	USD	-18,000,000.00	-18,000,000.00	8/15/2017	8/15/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS24AUG17	0010365559	USD	-400,000,000.00	-400,000,000.00	8/15/2017	8/15/2017	8/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010365572	USD	-400,000,000.00	-400,000,000.00	8/15/2017	8/15/2017	8/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365573	USD	-10,000,000.00	-10,000,000.00	8/15/2017	8/15/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365574	USD	-5,000,000.00	-5,000,000.00	8/15/2017	8/15/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365685	USD	-12,000,000.00	-12,000,000.00	8/16/2017	8/16/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010365688	USD	-19,160,000.00	-19,160,000.00	8/16/2017	8/16/2017	8/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365691	USD	-30,000,000.00	-30,000,000.00	8/16/2017	8/16/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365693	USD	-44,600,000.00	-44,600,000.00	8/16/2017	8/16/2017	8/21/2017

Page 36/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365510	USD	-10,000,000.00	-10,000,000.00	8/14/2017	8/17/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365684	USD	-70,000,000.00	-70,000,000.00	8/16/2017	8/17/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010365713	USD	-365,000,000.00	-365,000,000.00	8/17/2017	8/17/2017	8/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010365715	USD	-37,000,000.00	-37,000,000.00	8/17/2017	8/17/2017	8/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365721	USD	-1,100,000.00	-1,100,000.00	8/17/2017	8/17/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365708	USD	-100,000,000.00	-100,000,000.00	8/17/2017	8/18/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010365710	USD	-105,700,000.00	-105,700,000.00	8/17/2017	8/18/2017	8/21/2017
DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010365723	USD	-18,845,000.00	-18,845,000.00	8/17/2017	8/18/2017	8/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365743	USD	-10,000,000.00	-10,000,000.00	8/18/2017	8/18/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365747	USD	-22,000,000.00	-22,000,000.00	8/18/2017	8/18/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG17	0010365763	USD	-5,000,000.00	-5,000,000.00	8/21/2017	8/21/2017	8/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365803	USD	-10,000,000.00	-10,000,000.00	8/23/2017	8/23/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365822	USD	-45,000,000.00	-45,000,000.00	8/23/2017	8/23/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365823	USD	-14,000,000.00	-14,000,000.00	8/23/2017	8/23/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS22SEP17	0010365782	USD	-150,260,000.00	-150,260,000.00	8/22/2017	8/24/2017	9/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365849	USD	-50,000,000.00	-50,000,000.00	8/24/2017	8/24/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365850	USD	-50,000,000.00	-50,000,000.00	8/24/2017	8/24/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365866	USD	-21,840,000.00	-21,840,000.00	8/24/2017	8/24/2017	9/5/2017

Page 37/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010365851	USD	-100,000,000.00	-100,000,000.00	8/24/2017	8/25/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365888	USD	-50,000,000.00	-50,000,000.00	8/25/2017	8/25/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365897	USD	-135,000,000.00	-135,000,000.00	8/25/2017	8/25/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010365898	USD	-50,000,000.00	-50,000,000.00	8/25/2017	8/25/2017	9/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010365904	USD	-126,000,000.00	-126,000,000.00	8/28/2017	8/28/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010365905	USD	-19,180,000.00	-19,180,000.00	8/28/2017	8/28/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010365913	USD	-26,500,000.00	-26,500,000.00	8/29/2017	8/29/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010365916	USD	-25,000,000.00	-25,000,000.00	8/29/2017	8/29/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010365941	USD	-2,000,000.00	-2,000,000.00	8/30/2017	8/30/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365950	USD	-35,000,000.00	-35,000,000.00	8/30/2017	8/30/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365951	USD	-15,000,000.00	-15,000,000.00	8/30/2017	8/30/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365952	USD	-50,000,000.00	-50,000,000.00	8/30/2017	8/30/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365953	USD	-10,000,000.00	-10,000,000.00	8/30/2017	8/30/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365954	USD	-48,400,000.00	-48,400,000.00	8/30/2017	8/30/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010365955	USD	-45,000,000.00	-45,000,000.00	8/30/2017	8/30/2017	8/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010365963	USD	-25,000,000.00	-25,000,000.00	8/30/2017	8/30/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010365986	USD	-25,000,000.00	-25,000,000.00	8/30/2017	8/31/2017	9/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366003	USD	-13,500,000.00	-13,500,000.00	8/31/2017	8/31/2017	9/11/2017

Page 38/40

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366020	USD	-100,000,000.00	-100,000,000.00	8/31/2017	8/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366044	USD	-18,330,000.00	-18,330,000.00	8/31/2017	8/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366045	USD	-100,000,000.00	-100,000,000.00	8/31/2017	8/31/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010366060	USD	-25,000,000.00	-25,000,000.00	8/31/2017	8/31/2017	9/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366061	USD	-45,000,000.00	-45,000,000.00	8/31/2017	8/31/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS14SEP17	0010366065	USD	-10,000,000.00	-10,000,000.00	8/31/2017	8/31/2017	9/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010366387	USD	-80,000,000.00	-80,000,000.00	8/31/2017	9/1/2017	9/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS12SEP17	0010366456	USD	-284,000,000.00	-284,000,000.00	9/1/2017	9/1/2017	9/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366459	USD	-93,400,000.00	-93,400,000.00	9/1/2017	9/1/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366460	USD	-45,000,000.00	-45,000,000.00	9/1/2017	9/1/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366461	USD	-50,000,000.00	-50,000,000.00	9/1/2017	9/1/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS12SEP17	0010366462	USD	-11,900,000.00	-11,900,000.00	9/1/2017	9/1/2017	9/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010366502	USD	-10,000,000.00	-10,000,000.00	9/5/2017	9/5/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010366503	USD	-20,000,000.00	-20,000,000.00	9/5/2017	9/5/2017	9/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010366507	USD	-22,000,000.00	-22,000,000.00	9/5/2017	9/5/2017	9/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366511	USD	-10,000,000.00	-10,000,000.00	9/5/2017	9/5/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010366522	USD	-15,000,000.00	-15,000,000.00	9/5/2017	9/5/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS26SEP17	0010366554	USD	-157,000,000.00	-157,000,000.00	9/6/2017	9/6/2017	9/26/2017

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International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2017 through September 30, 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010366559	USD	-14,500,000.00	-14,500,000.00	9/6/2017	9/6/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS25SEP17	0010366961	USD	-25,000,000.00	-25,000,000.00	9/11/2017	9/11/2017	9/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010367165	USD	-17,000,000.00	-17,000,000.00	9/13/2017	9/13/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010367369	USD	-10,000,000.00	-10,000,000.00	9/15/2017	9/18/2017	9/29/2017
DIN/SELL USD/IBRD/DIN IBRDUS26SEP17	0010367750	USD	-1,000,000.00	-1,000,000.00	9/25/2017	9/25/2017	9/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS27SEP17	0010367769	USD	-1,000,000.00	-1,000,000.00	9/26/2017	9/26/2017	9/27/2017
BOND/SELL USD/IBRD/GDIF/0817USDCAR	0000014694	USD	-20,000,000.00	-20,000,000.00	7/28/2016	8/15/2016	8/15/2017

Sub-total Maturing Borrowings - United States Dollar			-21,496,396,000.00	-21,496,396,000.00

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